Exhibit 2.1

PURCHASE AND SALE AGREEMENT
by and among
DUKE ENERGY INTERNATIONAL GROUP S.A.R.L.,
DUKE ENERGY INTERNATIONAL BRAZIL HOLDINGS S.A.R.L.
and
CHINA THREE GORGES (LUXEMBOURG) ENERGY S.A.R.L.
Dated as of October 10, 2016

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3.8	No Undisclosed Liabilities	15
3.9	Tax Matters	15
3.10	Litigation	17
3.11	Compliance with Laws	17
3.12	Employee Benefits	18
3.13	Permits	20
3.14	Real Property	20
3.15	Contracts	22
3.16	Environmental Matters	24
3.17	Labor Matters	25
3.18	Intellectual Property	26
3.19	Affiliate Contracts; Intercompany Indebtedness; Support Obligations	27
3.20	Insurance	27
3.21	Brokers and Finders	28
3.22	Duke Energy International Brasil Holdings, LLC	28
3.23	No Other Representations and Warranties	28

	Article IV

	REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1	Organization and Qualification	28
4.2	Authority	29
4.3	Non-contravention	29
4.4	Statutory Approvals	29
4.5	Ownership of Certain Assets	30
4.6	Financing; Solvency	30
4.7	Litigation	31
4.8	Investment Intention; Sufficient Investment Experience; Independent Investigation	31
4.9	Brokers and Finders	32
4.10	Compliance with Laws	32
4.11	No Other Representations and Warranties	32

	Article V

	COVENANTS

5.1	Conduct of Business	33
5.2	Regulatory Approvals	36
5.3	Required Consents	38

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5.4	Access; Confidentiality	38
5.5	Publicity	40
5.6	Employee Matters	40
5.7	Directors' and Officers' Indemnification Indebtedness	42
5.8	Termination of Affiliate Contracts; Intercompany Indebtedness
5.9	Use of Certain Names	43
5.10	Notification of Certain Matters	44
5.11	Financing	44
5.12	Restructuring Transactions	45
5.13	Tax Matters	45
5.14	Insurance Policies	50
5.15	Competing Transactions	51
5.16	Paranapanema Tender Offer	51
5.17	Paranapanema SPA; Auction Notice; Paranapanema Concession Agreement	51
5.18	Casualty	52
5.19	Cooperation Regarding Certain Matters	53
5.20	GSF Matter	53
5.21	Further Assurances	53
5.22	Transition Services	53
5.23	Shareholder Agreement Consents	54

	Article VI

	CONDITIONS TO CLOSING

6.1	Conditions to Each Party's Obligations to Effect the Closing	55
6.2	Conditions to the Obligations of Purchaser to Effect the Closing	55
6.3	Conditions to the Obligations of Seller to Effect the Closing	56
6.4	Frustration of Closing Conditions	57

	Article VII

	TERMINATION

7.1	Termination	57
7.2	Effect of Termination	59
7.3	Purchaser Termination Fee	59

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	Article VIII

	INDEMNIFICATION

8.1	Survival of Representations, Warranties and Covenants	60
8.2	Indemnification by Seller	61
8.3	Indemnification by Purchaser	61
8.4	Limitations on Indemnification	62
8.5	Notice of Loss; Third Party Claims	63
8.6	Mitigation; Adjustments	66
8.7	Remedy	67
8.8	Director and Officer Release; Seller Release	67

	Article IX

	DEFINITIONS AND INTERPRETATION

9.1	Defined Terms	67
9.2	Definitions	70
9.3	Interpretation	80

	Article X

	GENERAL PROVISIONS

10.1	Notices	81
10.2	Amendments and Waivers	82
10.3	Assignment; Binding Effect	82
10.4	Governing Law; Jurisdiction; Waiver of Jury Trial	83
10.5	Specific Performance	84
10.6	Waiver	84
10.7	Entire Agreement; Severability	85
10.8	Disclosure Schedules	86
10.9	No Third Party Beneficiaries	86
10.10	Expenses	87
10.11	Currency	87
10.12	Sovereign Immunity Waiver	87
10.13	Counterparts	87
10.14	Acknowledgment	88

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LIST OF SELLER DISCLOSURE SCHEDULES

Schedule 1.1	Company Shares
Schedule 1.4	Company Resignations and Terminations
Schedule 2.4	Seller Required Statutory Approvals
Schedule 2.5(a)	Seller Ownership of Company Shares
Schedule 2.5(b)	Company Share Agreements
Schedule 3.3	Company Required Consents
Schedule 3.4	Company Required Statutory Approvals
Schedule 3.5(a)	Company Subsidiaries
Schedule 3.5(b)	Project Companies
Schedule 3.5(c)	Other Equity Interests
Schedule 3.5(d)	Company Share Agreements
Schedule 3.6(a)	Financial Statements
Schedule 3.6(b)	Preparation of Financial Statements
Schedule 3.7	Absence of Certain Changes or Events
Schedule 3.9(a)	Tax Matters
Schedule 3.9(a)(v)	Taxing Authority Agreements
Schedule 3.10	Litigation
Schedule 3.11(a)	Compliance with Laws
Schedule 3.12(a)	Company Plans
Schedule 3.12(c)	U.S. Benefit Plan Company Plans
Schedule 3.12(d)	Company Plan Claims
Schedule 3.12(g)	Payments
Schedule 3.12(h)	Acquired Company Benefits
Schedule 3.13(a)	Permits held by the Acquired Companies
Schedule 3.13(a)(i)	Permits Exceptions
Schedule 3.13(a)(ii)	Permits Exceptions
Schedule 3.14(a)(i)	Leased Real Property
Schedule 3.14(a)(ii)	Owned Real Property
Schedule 3.14(a)(iii)	Concession Real Property
Schedule 3.14(c)	Concessions
Schedule 3.15(a)	Company Material Contracts
Schedule 3.15(b)(i)	Exception to Company Material Contract Copies
Schedule 3.15(b)(ii)	Company Material Contract Default or Breach
Schedule 3.16	Environmental Matters
Schedule 3.17(a)	CBAs
Schedule 3.17(b)	Labor Unions
Schedule 3.18(a)	Acquired Company Intellectual Property
Schedule 3.18(b)	Intellectual Property Exceptions
Schedule 3.19(a)(i)	Affiliate Contracts
Schedule 3.19(a)(ii)	Assets, Services and Facilities

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Schedule 3.19(b)	Intercompany Indebtedness
Schedule 3.19(c)	Support Obligations
Schedule 3.20(a)(i)	Third-Party Insurance Policies
Schedule 3.20(a)(ii)	Claims History
Schedule 3.20(b)	Self-Insurance Arrangements
Schedule 5.1	Conduct of the Company
Schedule 5.8(a)	Exception to Termination of Affiliate Contracts
Schedule 5.8(b)	Indebtedness Paid at Closing
Schedule 5.9(a)	Seller Marks
Schedule 5.19(a)	Certain Matters
Schedule 6.2(c)	Company Required Consent Condition
Schedule 8.2(f)	Miscellaneous Actions
Schedule 8.2(g)	Miscellaneous Actions
Schedule 8.2(h)	Indemnification by Seller
Schedule 9.2	Consultation Threshold
Schedule 9.2(2)(a)	Company Knowledge Group
Schedule 9.2(2)(b)	Seller Knowledge Group
Schedule 9.2(3)	Net Working Capital
Schedule 9.2(4)	Relevant Aggregate Interim Period Amount
Schedule 9.2(5)	Relevant Interim Period Amount
Schedule 9.2(6)	Relevant Material Contract Amount
Schedule 9.2(7)	Total Indebtedness
Schedule 10.6	Seller Counsel

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LIST OF PURCHASER DISCLOSURE SCHEDULES

Schedule 4.3	Purchaser Required Consents
Schedule 4.4	Purchaser Required Statutory Approvals
Schedule 4.5	Ownership of Certain Assets
Schedule 4.7	Litigation
Schedule 4.10	Compliance with Laws
Schedule 9.2(2)(c)	Purchaser Knowledge Group

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EXHIBITS

Exhibit A	Form of Purchaser Guaranty
Exhibit B	Pre-Closing Restructuring Transactions
Exhibit C	Form of Resignation Letter
Exhibit D	Form of Seller Guaranty

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PURCHASE AND SALE AGREEMENT
This PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of October 10, 2016, is entered into by and among Duke Energy International Group S.a.r.l., a Luxembourg société à responsabilité limitée, having its registered office at 2-8, rue Charles de Gaulle, L- 1653 Luxembourg, registered with the Luxembourg register of commerce and companies under number B.200640 (”DEIG,” including any Person who is assignee or successor of DEIG in connection with the Restructuring Transactions or otherwise, “Seller”), Duke Energy International Brazil Holdings S.a.r.l., a Luxembourg société à responsabilité limitée, having its registered office at 2-8, rue Charles de Gaulle, L- 1653 Luxembourg, registered with the Luxembourg register of commerce and companies under number B.200785 (the “Company”) and China Three Gorges (Luxembourg) Energy S.a.r.l., a Luxembourg société à responsabilité limitée, having its registered office at 40, avenue Monterey, L- 2163 Luxembourg, registered with the Luxembourg register of commerce and companies under number B.180307 (“Purchaser”). Each of Seller, Purchaser and the Company is sometimes referred to individually herein as a “Party” and collectively as the “Parties.” Certain other terms are defined throughout this Agreement and in Section 9.2.
W I T N E S S E T H:
WHEREAS, Seller owns all of the Company Shares;
WHEREAS, Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, all of the Company Shares, upon the terms and subject to the conditions set forth in this Agreement;
WHEREAS, the Company owns, directly or indirectly, the Equity Interests in the Company Subsidiaries set forth in Schedule 3.5(a) of the Seller Disclosure Schedules and the Equity Interests in the Project Companies set forth in Schedule 3.5(b) of the Seller Disclosure Schedules having operations in Brazil;
WHEREAS, prior to the Closing, Seller intends to effect the Restructuring Transactions, if any;
WHEREAS, Purchaser Guarantor, simultaneously with the execution and delivery of this Agreement, has agreed pursuant to a Guaranty, dated as of the date hereof, by Purchaser Guarantor in favor of Seller (the “Purchaser Guaranty”) in the form attached hereto as Exhibit A to guarantee the obligations of Purchaser, a wholly owned Subsidiary of Purchaser Guarantor, under this Agreement; and
WHEREAS, Seller Guarantor, simultaneously with the execution and delivery of this Agreement, has delivered to Purchaser a Guaranty, dated as of the date hereof, by Seller Guarantor in favor of Purchaser (the “Seller Guaranty”) in the form attached hereto as Exhibit D to guarantee the obligations of Seller under this Agreement.
NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made in this Agreement and of the mutual benefits to be derived therefrom, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties to this Agreement, intending to be legally bound, agree as follows:

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Article I

SALE AND PURCHASE OF SHARES
1.1    Sale and Purchase of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser shall purchase and accept from Seller, and Seller shall sell and convey to Purchaser, the number of the Company Shares set forth opposite Seller’s name in Schedule 1.1 of the Seller Disclosure Schedules, which constitute 100% of the outstanding Company Shares, free and clear of all Liens (the “Transaction”).
1.2    Purchase Price. The consideration to be paid by Purchaser to Seller in respect of the purchase of the Company Shares shall be an amount in cash equal to the sum of (a) U.S. $969,579,760 less the GSF Reserve Amount, and (b) the Estimated Adjustment Amount (together, the “Estimated Purchase Price”), subject to adjustment as determined pursuant to Section 1.6 (as adjusted, the “Purchase Price”).
1.3    Closing. The closing of the Transaction (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036, at 10:00 a.m., New York time, as soon as practicable, but in any event not later than the fifth (5th) Business Day immediately following the date on which the last of the conditions contained in Article VI is fulfilled or waived (except for those conditions which by their nature can only be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), or at such other place, time and date (the “Closing Date”) as the Parties may agree. The Closing shall be deemed to have occurred for all purposes at 12:01 a.m. New York time on the Closing Date (the “Deemed Closing Time”). All actions listed in Section 1.4 that occur on the Closing Date shall be deemed to occur simultaneously at the Closing.
1.4    Closing Deliveries. At the Closing:
(a)    Seller shall provide to Purchaser the original Company’s shareholders register duly updated to evidence the transfer of the Company Shares to Purchaser or such other documentation as may be reasonably required under applicable Law to evidence the transfer of the Company Shares to Purchaser.
(b)    Purchaser shall pay to Seller an amount in cash equal to the Estimated Purchase Price (such amount being subject to further adjustment pursuant to Section 1.6) for the Company Shares, by wire transfer of immediately available funds to the bank account or accounts which shall be designated by Seller at least ten (10) Business Days prior to the Closing.
(c)    Except as required by applicable Law, Seller shall deliver to Purchaser the resignations or removals, in substantially the form attached hereto as Exhibit C, of the officers

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and directors and other persons set forth in Schedule 1.4 of the Seller Disclosure Schedules from their position as officer or director, or other position set forth opposite the name of such officer, director or person set forth in Schedule 1.4 of the Seller Disclosure Schedules.
(d)    Each Party shall deliver such other documents and instruments required to be delivered by it pursuant to Article VI.
1.5    Estimated Adjustment Amount. Not less than eight (8) Business Days prior to the expected Closing Date, Seller shall deliver to Purchaser a written statement (the “Estimated Adjustment Amount Statement”) setting forth Seller’s good faith calculation of the estimate of the Adjustment Amount as of the Deemed Closing Time (the “Estimated Adjustment Amount”), along with reasonable supporting documentation, which estimate shall be based on Seller’s review of the financial information and other books and records of the Acquired Companies and shall be used in determining the payment of the Estimated Purchase Price referred to in Section 1.2.
1.6    Post-Closing Payment.
(a)    As promptly as practicable, and in any event not later than ninety (90) days after the Closing Date, Purchaser shall prepare and deliver to Seller a written statement (the “Adjustment Amount Statement”) setting forth in reasonable detail the Purchaser’s calculation of the Adjustment Amount as of the Deemed Closing Time, as derived from the Purchaser’s review of the financial information and other books and records of the Acquired Companies and, based thereon, a statement of the Purchaser’s calculation of the Post-Closing Payment.
(b)    Purchaser agrees to give Seller and its Representatives access to such employees, officers and facilities and such books and records (including the work papers of the Company’s auditors, subject to Seller signing a customary agreement relating to access to such work papers in form and substance reasonably acceptable to such auditors) of Purchaser and the Acquired Companies during normal business hours, as is reasonably necessary to allow Seller and its Representatives to review the Adjustment Amount Statement.
(c)    Seller may, in good faith, dispute the Adjustment Amount Statement by delivery of written notice thereof (a “Dispute Notice”) to Purchaser within sixty (60) days following receipt by Seller of the Adjustment Amount Statement. The Dispute Notice shall set forth in reasonable detail all items disputed by Seller, together with Seller’s proposed changes thereto, including an explanation in reasonable detail of the basis on which Seller proposes such changes. If (i) by written notice to Purchaser, Seller accepts the Adjustment Amount Statement or (ii) Seller fails to deliver a Dispute Notice within the prescribed sixty-day (60-day) period (which failure shall result in Seller being deemed to have agreed to the Adjustment Amount Statement delivered by Purchaser), the Adjustment Amount Statement delivered by Purchaser, and the Adjustment Amount

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reflected therein, shall become final and binding on Seller and Purchaser as of the date on which the earlier of the foregoing events occurs.
(d)    If Seller has timely delivered a Dispute Notice, then Purchaser and Seller shall use commercially reasonable efforts to reach agreement on the matters identified in the Dispute Notice. If, by the thirtieth (30th) day following Purchaser’s receipt of the Dispute Notice, Purchaser and Seller have not agreed in writing to the resolution of any of the matters identified in the Dispute Notice, then such unresolved matters shall be submitted to the Independent Accountants for resolution. Purchaser and Seller shall instruct the Independent Accountants to prepare and deliver a revised Adjustment Amount Statement (including the calculation of the Post-Closing Payment) to Purchaser and Seller within thirty (30) days of the referral of such dispute to the Independent Accountants, taking into account all items not in dispute between Purchaser and Seller (to be included in the revised Adjustment Amount Statement in the amounts agreed by Purchaser and Seller) and those unresolved items requested by Purchaser and Seller to be resolved by the Independent Accountants. Purchaser and the Company shall furnish or cause to be furnished to the Independent Accountants access to such employees, officers, and facilities and such books and records (including the work papers of the Company’s auditors, subject to Seller signing a customary agreement relating to access to such work papers in form and substance reasonably acceptable to such auditors) relating to the disputed items as the Independent Accountants may reasonably request. The fees and expenses of the Independent Accountants shall be borne fifty percent (50%) by Seller, on the one hand, and fifty percent (50%) by Purchaser, on the other hand. The revised Adjustment Amount Statement (including the calculation of the Adjustment Amount and the Post-Closing Payment reflected therein) delivered by the Independent Accountants shall be final and binding upon Purchaser and Seller; provided, however, that in no event shall (i) Purchaser be obligated to make any payment to Seller under Section 1.6(e) in excess of the amount that would have been payable using Purchaser’s calculation of the Post-Closing Payment as set forth in the Adjustment Amount Statement delivered by Purchaser, but taking into account the changes proposed by Seller set forth in the Dispute Notice or (ii) Seller be obligated to make any payment to Purchaser under Section 1.6(e) in excess of the amount that would have been payable using Purchaser’s calculation of the Post-Closing Payment as set forth in the Adjustment Amount Statement delivered by Purchaser. The Independent Accountants shall act as an expert, not as an arbitrator.
(e)    If the Post-Closing Payment is a negative amount, then Purchaser shall pay to Seller an amount equal to the Post-Closing Payment. If the Post-Closing Payment is a positive amount, then Seller shall pay to Purchaser an amount equal to the Post-Closing Payment. Each payment (if any) required by this Section 1.6(e) shall be made within ten (10) Business Days following the date the Post-Closing Payment is deemed to be finally determined pursuant to this Section 1.6, except to the extent any payment in respect of undisputed amounts has been paid pursuant to Section 1.6(c). All payments required to be made pursuant to this Section 1.6 shall be

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made by wire transfer of immediately available funds to the bank account or accounts designated by the Party receiving such payment.
(f)    Purchaser and Seller agree to treat, and to cause their respective Affiliates to treat, for all Tax purposes, any payment made under this Section 1.6, to the maximum extent permitted by applicable Law, as an adjustment to the Purchase Price.
1.7    Pre-Closing Restructuring.
(a)    Prior to the Closing, Seller shall take or cause to be taken the actions set forth on Exhibit B hereto substantially in the form described thereon (collectively, the “Restructuring Transactions”). Notwithstanding the foregoing, Seller shall not, or permit any of its Affiliates to, without the prior written consent of Purchaser, take any action to amend or modify the Restructuring Transactions set forth on Exhibit B hereto in any material respect.
(b)    Purchaser acknowledges that, prior to the Closing, Seller may take or cause to be taken other corporate transactions in connection with the potential dispositions of its other businesses in Central America and South America (collectively, the “Additional Restructuring Transactions”).
(c)    Notwithstanding any other provision contained herein to the contrary, unless otherwise expressly indicated herein, (i) the consummation of the Restructuring Transactions shall not constitute a breach of any representation, warranty or covenant contained herein, if consummated pursuant to and in accordance with this Agreement, and (ii) in no event shall the consummation of the Restructuring Transactions, if consummated pursuant to and in accordance with this Agreement, be deemed to cause a Company Material Adverse Effect for the purposes of this Agreement.
1.8    Withholding Rights. (a) Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article I, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law, including, without limitation, Brazilian capital gains taxes imposed as a result of the Transaction, including any such Taxes imposed on Purchaser; provided, however, that if Purchaser intends to withhold any amounts in accordance with this Section 1.8(a) other than amounts described in Section 1.8(b), Purchaser shall provide Seller with written notice at least thirty (30) days prior to the applicable date of payment of such intention (other than in the case of any change in applicable Law the timing of which makes such advance notice impractical, in which case Purchaser shall provide Seller with notice of its intention to withhold as soon as practical) and afford Seller the opportunity to provide such Tax forms or other documentation that would eliminate or reduce the amount to be so withheld. To the extent such amounts are so deducted, Purchaser shall remit to the appropriate Taxing Authority such withheld amounts, and such withheld

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and remitted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of the Acquired Companies in respect of which the Purchaser made such deduction and withholding. Each of the parties agrees to use its reasonable best efforts to mitigate the imposition of any withholding Taxes but shall not be required to take any action it determines in its reasonable judgment is adverse to its interests.
(b)    Notwithstanding anything in this Agreement to the contrary, the Parties agree that the following provisions of this Section 1.8(b) shall control with respect to any Brazilian income Taxes levied under applicable Law on capital gains realized by the Seller upon the sale of the Company Shares pursuant to this Agreement (such Taxes, the “Brazilian Withholding Taxes”), including any Tax Matters related thereto:
(i)    The Parties acknowledge and agree that current Brazilian Law (Law No. 10,833 of 29 December 2003, as amended) requires that Purchaser (or, if Purchaser is a non-Brazilian entity, a representative of Purchaser in Brazil) withholds and pays on behalf of Seller, as applicable, the Brazilian Withholding Taxes.
(ii)    Seller shall (a) in its reasonable discretion, calculate the amount of capital gains on the sale of the Company Shares (taking into account the amount of Seller’s acquisition cost based on the foreign investment registration with the Central Bank of Brazil) and the amount of the applicable Brazilian Withholding Taxes (including any Brazilian Withholding Taxes attributable to any Post-Closing Payment made under Section 1.6), which in each case shall be denominated in U.S. dollars, and (b) communicate such amounts to Purchaser in the Estimated Adjustment Amount Statement or the Adjustment Amount Statement, as applicable, and furnish to Purchaser at the same time drafts of the Documentos de Arrecadaçäo de Receitas Federais (“DARFs”) that will be used by Purchaser to make the payments of such Brazilian Withholding Taxes. Seller will consider any reasonable written objections of Purchaser to the calculation of the amount of capital gains received by Seller within three (3) days of Seller’s delivery to Purchaser of the Estimated Adjustment Amount Statement or the Adjustment Amount Statement, as applicable.
(iii)    Purchaser (or the relevant representative of Purchaser, as applicable) shall withhold and pay over the amount of any Brazilian Withholding Taxes as calculated by Seller under Section 1.8(b)(ii) (converted into Brazilian Reais based on the exchange rate for selling released by the Central Bank of Brazil (SISBACEN, PTAX800 – Option 5) on the date of the payment with respect to which such withholding is made to the relevant Brazilian Taxing Authorities within the time provided by applicable Law and shall furnish to Seller documentation evidencing such payments (including DARFs prepared based on the drafts provided by Seller under Section 1.8(b)(ii)), with the amount converted

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in Brazilian Reais based on the exchange rate for selling released by the Central Bank of Brazil (SISBACEN, PTAX800 – Option 5) on the date of the payment with respect to which such withholding is made to the relevant Brazilian Taxing Authorities, in form and substance satisfactory to Seller (such documentation, including any receipts (original or certified copy), if issued by such Taxing Authorities evidencing such payments, or a copy of the Tax Return evidencing such payments, the “Brazilian Withholding Documentation”), (a) in the case of any Brazilian Withholding Taxes shown on the Estimated Adjustment Amount Statement, at the Closing and (b) in the case of any Brazilian Withholding Taxes shown on the Adjustment Amount Statement, within five (5) Business Days of the payment of such Brazilian Withholding Taxes to the relevant Brazilian Taxing Authority in accordance with this Section 1.8(b)(iii).
(iv)    Purchaser and Seller hereby acknowledge that the Brazilian Withholding Taxes are currently calculated using a 15% rate under applicable Brazilian Law, and that such rate is scheduled to increase to 22.5% beginning January 1, 2017 (the incremental increase in the amount of the Brazilian Withholding Taxes resulting from such increase in rate is hereinafter referred to as the “Incremental Withholding Taxes”). If (i) the Closing does not occur by December 31, 2016, solely as a result of Purchaser’s failure to obtain the PRC Regulatory Approvals and (ii) the amount of the Brazilian Withholding Taxes withheld by Purchaser from the Purchase Price at Closing is calculated using a rate in excess of 15% under applicable Brazilian Law, Purchaser shall increase the Purchase Price by an amount equal to the Incremental Withholding Taxes increased as necessary so that Seller receives an amount, after such incremental withholding, equal to the amount Seller would have received had the Brazilian Withholding Taxes been calculated at a rate of 15%; provided, however, that such increase in Purchase Price shall be reduced by any Tax benefits, actually realized by Seller or any of its Affiliates as a result of the payment of such Incremental Withholding Taxes, which Tax benefits Purchaser will and will cause its Affiliates to use reasonable efforts to obtain). For the avoidance of doubt, this provision shall not limit Purchaser’s ability to withhold Taxes pursuant to this Section 1.8.
(v)    Purchaser shall indemnify and hold harmless Seller and its Affiliates from and against all Taxes and Losses actually imposed on, suffered by or incurred by them in connection with, arising out of or resulting from any failure by Purchaser to remit the Brazilian Withholding Taxes in the amount required by Section 1.8(b)(iii) to the Brazilian Taxing Authorities as required by applicable Law (any Taxes and Losses described in this Section 1.8(b)(v), the “Purchaser Withholding Liabilities”).
(vi)    Seller shall indemnify and hold harmless Purchaser and its Affiliates from and against all Taxes and Losses actually imposed on, suffered by or incurred by them if the relevant Brazilian Taxing Authorities claim or demand any Brazilian

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Withholding Taxes in excess of the amount of such Brazilian Withholding Taxes calculated by Seller in accordance with Section 1.8(b)(ii) (any Taxes and Losses described in this Section 1.8(b)(vi), the “Seller Withholding Liabilities”); provided, however, that Seller shall be entitled to control any Tax Matter related to such a claim in accordance with Section 5.13(e)(i) and Section 8.5(g).
ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER
Seller hereby represents and warrants to Purchaser, subject to Section 1.7, that except as disclosed in the Seller Disclosure Schedules:
2.1    Organization and Qualification. Seller is a Luxembourg société à responsabilité limitée duly formed, validly existing and in good standing under the laws of the Grand Duchy of Luxembourg and is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it under this Agreement make such qualification or licensing necessary, and has full power and authority to own, lease and operate its assets and properties and to conduct its business as presently conducted, except where the failure to have such qualification or licensing or power and authority would not constitute a Seller Material Adverse Effect.
2.2    Authority. Seller has full power and authority to enter into this Agreement and, subject to receipt of the Seller Required Statutory Approvals, to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of Seller, and no other proceedings or approvals on the part of Seller are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery hereof by each other Party, constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.
2.3    Non-contravention. The execution and delivery of this Agreement by Seller do not, and the consummation of the transactions contemplated hereby will not, (x) conflict with, result in any violation or breach of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under (any such conflict, violation, breach, default, right of termination, cancellation or acceleration is referred to herein as a “Violation”), pursuant to any provision of (a) the Organizational Documents of Seller; (b) any lease, mortgage, indenture, note, bond, deed of trust, contract, arrangement or agreement

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or other instrument of any kind (each, a “Contract”) to which it is a party or by which it or its assets may be bound, or require a Consent thereunder; or (c) subject to obtaining the Seller Required Statutory Approvals, any Law, Permit or Governmental Order applicable to it, or (y) result in the creation of any Lien upon any of the properties or assets of Seller, other than Permitted Liens, other than, in the case of clauses (x)(b), (x)(c) and (y), any such Violation or Lien which would not constitute a Company Material Adverse Effect.

2.4    Statutory Approvals. Except for the filings or approvals (a) set forth in Schedule 2.4 of the Seller Disclosure Schedules (the “Seller Required Statutory Approvals”) and (b) as may be required due to the regulatory or corporate status of Purchaser or Purchaser Guarantor, no Consent of any Governmental Entity is required to be made or obtained by Seller or its Non-Company Affiliates in connection with the execution and delivery of this Agreement or the consummation by Seller or the Company of the transactions contemplated hereby, except those which the failure to obtain or make would not constitute a Company Material Adverse Effect.
2.5    Company Capitalization; Right and Title to Shares.
(a)    There is no prohibition on distributions with respect to the Company Shares, other than Laws of general applicability.
(b)    The share capital of the Company is set forth on Schedule 2.5(a) of the Seller Disclosure Schedule. As of the date hereof, there are issued and outstanding the number of Company Shares set forth on Schedule 2.5(a) of the Seller Disclosure Schedule. All Company Shares are validly issued and fully paid. The Company Shares constitute all of the issued and outstanding Equity Interests in the Company. As of the Closing, Seller will be the record and beneficial holder of, and will have good title to, the number of Company Shares set forth opposite its name in Schedule 2.5(a) of the Seller Disclosure Schedules. As of the Closing, Seller will hold such Company Shares free and clear of all Liens, other than those arising from this Agreement. Except as set forth in Schedule 2.5(b) of the Seller Disclosure Schedules and except as provided for in the Organizational Documents of the Company, true and accurate copies of which have been provided by Seller to Purchaser prior to the date hereof, there are no:
(i)    subscriptions, options, warrants, calls, “phantom” stock rights, conversion, exchange, purchase right or other written Contracts, rights, agreements or commitments of any kind obligating, directly or indirectly, the Company to issue, transfer, sell or otherwise dispose of, or cause to be issued, transferred, sold or otherwise disposed of, or giving the right to any Person to purchase, acquire or otherwise receive, the Company Shares or any securities convertible into or exchangeable for any such Company Shares, or giving the right to any Person to receive or exercise, or be granted any benefits or rights

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similar to any rights enjoyed by or accruing to the holder of the Company Shares, including any rights to participate in the equity or income of the Company or to participate in or direct the election of any directors or officers of the Company; or
(ii)    agreements, limited liability company agreements, partnership agreements, voting trusts, proxies or other agreements, instruments or understandings to which the Company is a party, or by which the Company is bound, relating to the voting of any shares of the Company Shares.

2.6    Litigation. There is no Action pending or, to the Knowledge of Seller, threatened against Seller or any of its Non-Company Affiliates that, if adversely determined, would constitute a Seller Material Adverse Effect on Seller. Subject to obtaining the Seller Required Statutory Approvals, there are no Governmental Orders of or by any Governmental Entity applicable to Seller except for those that would not constitute a Company Material Adverse Effect or Seller Material Adverse Effect, or otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement.
2.7    Brokers and Finders. Seller has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, whose fees and expenses shall be paid by Seller or its direct or indirect parent companies.
2.8    No Other Representations and Warranties. Except for the representations and warranties contained in this Article II and in Article III, neither Seller nor any other Person acting on behalf of Seller makes any representation or warranty, express or implied, concerning Seller, the Company Shares or the businesses, finances, operations, assets, liabilities, prospects or any other aspect of the Acquired Companies.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company hereby represents and warrants to Purchaser, subject to Section 1.7, that except as disclosed in the Seller Disclosure Schedules:
3.1    Organization and Qualification. Each Acquired Company currently existing in the Grand Duchy of Luxembourg (whether or not previously formed in another jurisdiction) is

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duly formed, validly existing and in good standing under the laws of the Grand Duchy of Luxembourg, and each other Acquired Company is duly formed, validly existing and in good standing (to the extent such concepts are recognized under applicable Law) under the laws of the jurisdiction of its formation, each Acquired Company has full corporate, limited liability company, partnership or similar power and authority to own, lease and operate its assets and properties and to conduct its business as presently conducted and each Acquired Company is duly qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) as a foreign corporation, limited liability company or partnership or otherwise in all jurisdictions in which such qualification is necessary under applicable Law as a result of the conduct of its business or the ownership of its properties, except for those jurisdictions where failure to be so qualified or in good standing would not constitute a Company Material Adverse Effect. True and complete copies of the Organizational Documents of the Acquired Companies have been made available to Purchaser.
3.2    Authority. The Company has full power and authority to enter into this Agreement and subject to receipt of the Company Required Statutory Approvals, to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of the Company, and no other proceedings or approvals on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by each other Party, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.
3.3    Non-contravention. The execution and delivery of this Agreement by the Company do not, and the consummation of the transactions contemplated hereby will not, result in (x) any Violation pursuant to any provision of (a) subject to obtaining the third-party Consents set forth in Schedule 3.3 of the Seller Disclosure Schedules (the “Company Required Consents”), the Organizational Documents of any Acquired Company; (b) subject to obtaining the Company Required Consents, any Contract to which any Acquired Company is a party or by which any Acquired Company or its assets may be bound, or require a Consent thereunder; or (c) subject to obtaining the Seller Required Statutory Approvals and the Company Required Statutory Approvals, any Law, Permit or Governmental Order applicable to any Acquired Company, or (y) result in the creation of any Lien upon any of the properties or assets of any Acquired Company, other than Permitted Liens, other than, in the case of clauses (x)(b), (x)(c) and (y), any such Violation or Lien which would not constitute a Company Material Adverse Effect.

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3.4    Statutory Approvals. Except for the filings or approvals (a) set forth in Schedule 3.4 of the Seller Disclosure Schedules (the “Company Required Statutory Approvals”) and (b) as may be required due to the regulatory or corporate status of Purchaser or Purchaser Guarantor, no Consent of any Governmental Entity is required to be made or obtained by any Acquired Company in connection with the execution and delivery of this Agreement or the consummation by Seller or the Company of the transactions contemplated hereby, except those which the failure to obtain or make would not constitute a Company Material Adverse Effect.
3.5    Capitalization.
(a)    Company Subsidiaries. Schedule 3.5(a) of the Seller Disclosure Schedules sets forth for each Company Subsidiary: (i) its jurisdiction of formation; (ii) its authorized Equity Interests; (iii) the number of its issued and outstanding Equity Interests; (iv) the Equity Interests that are wholly or jointly owned, directly or indirectly, by the Company; (v) the holder or holders of such Equity Interests that are wholly or jointly owned, directly or indirectly, by the Company; and (vi) the percentage ownership of each holder. The Equity Interests of each Company Subsidiary that are owned, directly or indirectly, by the Company, as set forth in Schedule 3.5(a) of the Seller Disclosure Schedules, are owned free and clear of all Liens, other than those arising from this Agreement and other than as set forth in Schedule 3.5(a) of the Seller Disclosure Schedules. All of the issued and outstanding Equity Interests in each Company Subsidiary that are owned, directly or indirectly, by the Company have been duly authorized and, to the extent such concepts are recognized under applicable Law, are validly issued and fully paid. There is no prohibition on distribution with respect to the Equity Interests of any Company Subsidiary, other than Laws of general applicability.
(b)    Project Companies. Schedule 3.5(b) of the Seller Disclosure Schedules sets forth for each Project Company (i) its jurisdiction of formation; (ii) its authorized Equity Interests; (iii) the number of its issued and outstanding Equity Interests; (iv) the Equity Interests that are wholly or jointly owned, directly or indirectly, by the Company; (v) the holder or holders of such Equity Interests that are wholly or jointly owned, directly or indirectly, by the Company, and (vi) the percentage ownership of each holder. The Equity Interests of each Project Company that are owned, directly or indirectly, by the Company, as set forth in Schedule 3.5(b) of the Seller Disclosure Schedules, are owned free and clear of all Liens, other than those arising from this Agreement and other than as set forth in Schedule 3.5(b) of the Seller Disclosure Schedules. All of the issued and outstanding Equity Interests in each Project Company that are owned, directly or indirectly, by the Company have been duly authorized and, to the extent such concepts are recognized under applicable Law, are validly issued and fully paid. There is no prohibition on distribution with respect to the Equity Interests of any Project Company, other than Laws of general applicability.

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(c)    No Other Equity Interests. Except as set forth on Schedule 3.5(c) of the Seller Disclosure Schedules, the Company does not own, directly or indirectly, any Equity Interests in any Person other than the Company Subsidiaries and the Project Companies. All of the issued and outstanding Equity Interests set forth on Schedule 3.5(c) that are owned, directly or indirectly, by the Company have been duly authorized and, to the extent such concepts are recognized under applicable Law, are validly issued and fully paid.
(d)    Agreements with respect to Company Shares and Equity Interests of the Acquired Companies. Except as set forth in Schedule 3.5(d) of the Seller Disclosure Schedules and except as provided for in the Organizational Documents of any Acquired Company, true and accurate copies of which have been provided by the Company to Purchaser prior to the date hereof, there are no:
(i)    subscriptions, options, warrants, calls, “phantom” stock rights, conversion, exchange, purchase right or other written Contracts, rights, agreements or commitments of any kind obligating, directly or indirectly, any Acquired Company to issue, transfer, sell or otherwise dispose of, or cause to be issued, transferred, sold or otherwise disposed of, or giving the right to any Person to purchase or acquire or otherwise receive, any Equity Interests of any Acquired Company or any securities convertible into or exchangeable for any such Equity Interests, or giving the right to any Person to receive or exercise, or be granted any benefits or rights similar to any rights enjoyed by or accruing to the holder of the Equity Interests of any Acquired Company, including any rights to participate in the equity or income of any Acquired Company or to participate in or direct the election of any directors or officers of any Acquired Company; or
(ii)    agreements, limited liability company agreements, partnership agreements, voting trusts, proxies or other agreements, instruments or understandings to which any Acquired Company is a party, or by which any Acquired Company is bound, relating to the voting of any shares of the Equity Interests of any Acquired Company.
3.6    Financial Statements. Schedule 3.6(a) of the Seller Disclosure Schedules contains true and complete copies of (a) the audited or unaudited, as applicable, statement of operations and statement of cash flows of the Acquired Companies as indicated on such statements as of and for the year ended December 31, 2015 and balance sheet of the Acquired Companies as indicated on such statement as of December 31, 2015 (collectively, the “December 2015 Financial Statements”) and (b) the unaudited statement of operations and statement of cash flows of the Acquired Companies as indicated on such statements as of and for the six (6) months ended June 30, 2016 and balance sheet of the Acquired Companies as indicated on such statement as of June 30, 2016 (collectively, the “June 2016 Financial Statements,” and collectively with the December

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2015 Financial Statements, and with any notes thereto, the “Financial Statements”). Except as set forth in Schedule 3.6(b) of the Seller Disclosure Schedules, the Financial Statements (a) have been prepared in accordance with GAAP, consistently applied (except as may be noted therein), from the books and records of the Acquired Companies and (b) present fairly, in all material respects, the financial position, results of operations and cash flows of the Acquired Companies, as of the date indicated thereon and for the periods then ended.
3.7    Absence of Certain Changes or Events. Except as set forth on Schedule 3.7 of the Seller Disclosure Schedules or for the transactions contemplated by this Agreement, since December 31, 2015, (a) each of the Acquired Companies has conducted its business only in the ordinary course of business consistent with past practice in all material respects, and (b) there has not been any change, event, condition, circumstance, occurrence or development which would constitute a Company Material Adverse Effect.
3.8    No Undisclosed Liabilities. Except (a) as set forth in the Financial Statements, (b) for Liabilities incurred by the Acquired Companies since December 31, 2015 in the ordinary course of their respective businesses, consistent with past practice, none of which constitutes a Company Material Adverse Effect, and (c) for Liabilities for Taxes, there are no Liabilities of the Acquired Companies of the nature required to be disclosed in a balance sheet prepared in accordance with GAAP.
3.9    Tax Matters.
(a)    Except as otherwise set forth on Schedule 3.9(a) of the Seller Disclosure Schedules:
(i)    All material Tax Returns required to be filed by any of the Acquired Companies have been timely filed and all such Tax Returns were true, correct and complete in all material respects;
(ii)    All material Taxes required to be paid under applicable Law by the Acquired Companies have been timely paid or adequate provisions for such Taxes have been made on the latest balance sheet included in the Financial Statements and all material Tax liabilities for periods subsequent to the Financial Statements have been accrued on the books and records of the Acquired Companies;
(iii)    There are no audits, claims, assessments or other examinations regarding material Taxes pending against any of the Acquired Companies as of the date hereof, nor has any of the Acquired Companies received any written notices from any Taxing Authority relating to such an audit, claim, assessment or examination;

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(iv)    Neither Seller nor any Acquired Company (A) has entered into an agreement or waiver (that has not expired) with a Taxing Authority extending any statute of limitations in respect of any material Tax Returns required to be filed by any of the Acquired Companies or in respect of material Taxes payable under applicable Law by any of the Acquired Companies or (B) is presently contesting a material Tax liability of any of the Acquired Companies before any court, tribunal or agency;
(v)    All material agreements, concessions, dispensations or other arrangements of the Acquired Companies which have been made with or by any Taxing Authority (whether formal or informal) currently subsisting are set forth in Schedule 3.9(a)(v) of the Seller Disclosure Schedules. To the Seller’s Knowledge, the Acquired Companies have not taken any action which has had or will have the result of altering, prejudicing or in any way disturbing any such agreement, concession, dispensation or arrangement;
(vi)    None of the Acquired Companies has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the laws of any jurisdiction or any state or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which an Acquired Company is the common parent);
(vii)    All material Taxes that any of the Acquired Companies is (or was) required by applicable Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other third party have been withheld or collected, and have been timely paid over to the appropriate Taxing Authority to the extent due and payable;
(viii)    No Acquired Company has received a written claim from any Taxing Authority in a jurisdiction where such Acquired Company does not file Tax Returns that such Acquired Company is subject to taxation by that jurisdiction;
(ix)    There are no material Tax sharing, allocation, or indemnification agreements currently in effect as between any of the Acquired Companies and any other party (including Seller and any predecessors or Affiliates thereof) under which Purchaser or any of the Acquired Companies could be liable for any material Taxes of any party, other than commercial leases, financing agreements or other agreements entered into in the ordinary course of business that are not primarily related to Taxes;
(x)    None of the Acquired Companies is or has been a “surrogate foreign corporation” within the meaning of Section 7874 of the Code;

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(i)Each Acquired Company is in compliance, in all material respects, with (A) the terms and conditions of Law No. 10,637 of 31 December 2002, art. 47, and (B) the terms of any additional agreements, concessions, dispensations or other arrangements that may be entered into by an Acquired Company with a Taxing Authority between the date hereof and the Closing, and the consummation of the transactions contemplated by this Agreement will not have any material adverse effect on the continued validity and effectiveness of any such Tax exemption;
(ii)A valid functional currency request within the meaning of Circular L.G. - A n° 60 dated 21 June 2016 has been duly and timely filed by the Company with the Luxembourg Tax authorities; and
(xi)    The Company is an “NFFE Affiliate of a Publicly Traded Corporation” (as such term is used on IRS Form W-8BEN-E).
(b)    Notwithstanding any other provision of this Agreement, (i) the representations and warranties contained in Section 3.9(a) and Section 3.12 constitute the sole and exclusive representations and warranties relating to any Taxes or Tax Returns and (ii) nothing in this Agreement (including this Section 3.9) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute (including methods of accounting) of any Acquired Company.
3.10    Litigation. Except as set forth in Schedule 3.10 of the Seller Disclosure Schedules, there is no Action pending or, to the Knowledge of the Company, threatened against any Acquired Company or affecting the Contracts, assets or properties of any Acquired Company that, if adversely determined, would constitute a Company Material Adverse Effect.
3.11    Compliance with Laws.
(a)    Except as set forth in Schedule 3.11(a) of the Seller Disclosure Schedules, since December 31, 2013, no Acquired Company has been given written notice by any Governmental Entity of, or been charged in writing by any Governmental Entity with, any violation of, or is in violation of, or, to the Knowledge of the Company, is under investigation with respect to any violation of, any Law or Governmental Order, and there are no outstanding Governmental Orders to which any Acquired Company is subject or by which its assets are bound, except in each case that would not constitute a Company Material Adverse Effect.
(b)    Since five years prior to the date hereof, neither the Acquired Companies, nor, to the Knowledge of the Acquired Companies, their Representatives, Affiliates and employees, with respect to or on behalf of the Acquired Companies, have violated, in a way that would constitute a Company Material Adverse Effect, (a) the USA PATRIOT Act of 2001, as

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amended, and any rules and regulations promulgated thereunder, (b) the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations promulgated thereunder, (c) the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such Convention, (d) the United Kingdom Bribery Act of 2010, as amended, and any rules and regulations promulgated thereunder, and (e) the Brazilian anticorruption law (Law 12,846/13), and any rules and regulations promulgated thereunder. Since five years prior to the date hereof, no Acquired Company or, to its Knowledge, its Representatives, employees and agents, with respect to or on behalf of any Acquired Company, has made any offer, payment, promise of payment or authorization of payment of any amount or anything of value to a public official, or to any person knowing that such person would offer, give or promise to give to a public official a portion or the entirety of such amount or value, with the purpose of: (i) influencing any action or decision of such public official or inducing the public official to act or fail to act in violation of his/her legitimate or official duty; (ii) inducing such public official to use its influence with any Governmental Entity to affect or influence any action or decision of such Governmental Entity; or (iii) obtaining or maintaining business for any person.
(c)    This Section 3.11 does not relate to Tax matters, which are instead the subject of Section 3.9, employee benefits matters, which are instead the subject of Section 3.12, Permits, which are instead the subject of Section 3.13, or environmental matters, which are instead the subject of Section 3.16.
3.12    Employee Benefits.
(a)    Schedule 3.12(a) of the Seller Disclosure Schedules contains a list of each material Company Plan.  "Company Plan" shall mean each bonus, incentive or deferred compensation, pension, retirement, profit-sharing, savings, employment, consulting, compensation, stock purchase, stock option, phantom stock or other equity-based compensation, severance pay, termination, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life, loan, educational assistance and other fringe benefit plans, programs, agreements and arrangements (exclusive of any such plan, program, agreement or arrangement established or maintained solely as required by applicable Law) maintained by or required to be contributed to by the Company or any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (an “ERISA Affiliate”) for the benefit of any current or former employee, officer, director or independent contractor of any Acquired Company.
(b)    With respect to each Company Plan listed on Schedule 3.12(a) of the Seller Disclosure Schedules, the Company has made available to Purchaser, to the extent applicable, true, correct and complete copies of (1) the Company Plan document, including any amendments

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thereto, and all related trust documents, insurance contracts or other funding vehicles, (2) a written description of such Company Plan if such plan is not set forth in a written document, (3) the most recently prepared actuarial report, (4) the most recent summary plan description together with the summary or summaries of all material modifications thereto and (5) all material correspondence to or from any other Governmental Entity received since December 31, 2013 with respect to any Company Plan.
(c)    Except as set forth on Schedule 3.12(c) of the Seller Disclosure Schedules, each Company Plan is established or maintained by one or more of the Acquired Companies outside of the United States of America primarily for the benefit of individuals residing outside the United States of America (a “Non-U.S. Benefit Plan”).
(d)    Each Non-U.S. Benefit Plan has been administered in all material respects in compliance with its terms and applicable Law. Except as set forth Schedule 3.12(d) of the Seller Disclosure Schedules, there is no pending or, to the Knowledge of the Company, threatened legal Action or any action, suit or claim relating to Taxes, in each case, relating to the Non-U.S. Benefit Plans (other than routine claims for benefits).
(e)    No circumstances exist that could reasonably be expected to cause an Acquired Company to have any material Liability after the Closing under Title IV of ERISA or Chapter 43 of the Code in respect of any plan, program, agreement or arrangement maintained by Seller or any ERISA Affiliate.
(f)    All material contributions to each Non-U.S. Benefit Plan required under the terms of such Non-U.S. Benefit Plan or applicable Law have been timely made.
(g)    Except as set forth in Schedule 3.12(g) of the Seller Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) entitle any current or former employee or director of any Acquired Company to any payment, or result in any payment becoming due, increase the amount of any compensation due, or result in the acceleration of the time of any payment due to any such person, (ii) increase any benefits otherwise payable under any Company Plan or result in the acceleration of the time of payment or vesting of any benefit under a Company Plan, (iii) directly or indirectly cause the Company or any Acquired Company to transfer or set aside any assets to fund any material benefits under any Non-U.S. Benefit Plan, (iv) otherwise reasonably be expected to give rise to any material liability under any Non-U.S. Benefit Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Non-U.S. Benefit Plan on or following the Closing, (vi) require a “gross-up,” indemnification for, or payment to any individual for any taxes imposed under Section 409A or Section 4999 of the Code or any other employment-related taxes (other than any payments intended

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to compensate for the difference in taxes attributable to an overseas assignment), or (vii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.
(h)    Except as set forth in Schedule 3.12(h) of the Seller Disclosure Schedules, no Non-U.S. Benefit Plan that is an employee welfare benefit plan within the meaning of Section 3(1) of ERISA provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees of any Acquired Company beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law or (ii) benefits, the costs of which are borne by the current or former employee or his or her beneficiary.
(i)    With respect to each Non-U.S. Benefit Plan: (i) all employer and employee contributions to each Non-U.S. Benefit Plan required by Law or by the terms of such Non-U.S. Benefit Plan have been made, or, if applicable, accrued, in all material respects, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Non-U.S. Benefit Plan, together with any book reserve and accrued contributions, is not less than the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Benefit Plan; and (iii) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing in all material respects with applicable regulatory authorities.
3.13    Permits.
(a)    Except as set forth in Schedule 3.13(a)(i) of the Seller Disclosure Schedules, each of the Acquired Companies has all material Permits that are necessary for it to conduct its operations in the manner in which they are presently conducted in accordance with Law, and all such Permits are listed on Schedule 3.13(a). Except as set forth in Schedule 3.13(a)(ii) of the Seller Disclosure Schedules, each material Permit held by the Acquired Companies is in full force and effect, in all material respects, and the Acquired Companies have been, since December 31, 2013, and currently are in compliance, in all material respects, with each such Permit, and there is no pending proceeding by any Governmental Entity or any threat in writing by any Governmental Entity to cancel, suspend, materially modify or fail to renew any material Permits.
(b)    This Section 3.13 does not relate to environmental matters, which are instead the subject of Section 3.16.
3.14    Real Property.

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(a)    Schedule 3.14(a)(i) of the Seller Disclosure Schedules lists all material real property leases, including amendments and modifications thereto and guarantees thereof (collectively, the “Leases”) to which any Acquired Company is a party (the “Leased Real Property”). Schedule 3.14(a)(ii) of the Seller Disclosure Schedules lists all material real property owned by any Acquired Company, including all easements, appurtenances, hereditaments, rights of way, contracts for the assignment of rights (including reservoir margin rights) (contratos de cessão de uso) and similar rights, either granted or received by any of the Acquired Companies (the “Owned Real Property”), other than any real property rights of any Acquired Company owned pursuant to the Concessions. To the Knowledge of the Company, Schedule 3.14(a)(iii) of the Seller Disclosure Schedules lists all material real property over which any Acquired Company has possession rights (direito de posse) pursuant to the partial spin-off protocol (protocolo de cisão parcial) of CESP – Companhia Energética de São Paulo dated as of March 23, 1999 and all material real property over which any Acquired Company has possession rights and/or property rights related to the Concessions (the “Concession Real Property”).
(b)    Except as would not constitute a Company Material Adverse Effect, (i) each Acquired Company has good and valid title to, or a valid leasehold interest in (or has analogous property rights under applicable Law), all Owned Real Property and Leased Real Property, as the case may be and (ii) none of the Acquired Companies has entered into any Contract to sell or granted an option or other right to any third party to purchase any of the Owned Real Property or any sublease with respect to any Leased Real Property.
(c)    Schedule 3.14(c) of the Seller Disclosure Schedules contains a true and complete list of the concession agreements entered into between any Acquired Company and the Brazilian Governmental Entities in connection with hydroelectric power plants, as well as any authorizations and licenses whereby the relevant Governmental Entities have authorized any Acquired Company to operate its respective power generation plants (collectively, the “Concessions”). Except as would not constitute a Company Material Adverse Effect, each Acquired Company has the lawful right of possession (posse) of all Concession Real Property.
(d)    No Acquired Company has received written notice of (i) a proceeding in eminent domain or other similar proceedings, and/or (ii) administrative or judicial proceedings relating to indigenous people, afro-descendent (quilombola) communities, resettled communities, non-governmental or social organizations rights or claims, and/or (iii) administrative or judicial proceedings relating to third parties in rem rights, affecting any of the Concession Real Property, Owned Real Property or Leased Real Property, entirely or partially, that would constitute a Company Material Adverse Effect.
(e)    Except as would not constitute a Company Material Adverse Effect, (i) no Person, except for Governmental Entities pursuant to the Concessions, has a right to acquire

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any interest in or become the owner of the Concession Real Property, Owned Real Property or Leased Real Property, (ii) there is no Person in possession of or using any portion of the Concession Real Property, Owned Real Property or Leased Real Property other than the Acquired Companies, and (iii) the possession and boundaries of the Concession Real Property, Owned Real Property or Leased Real Property have not been challenged by any Person since December 31, 2013.
(f)    True and complete copies of all Leases and Concessions have been made available to Purchaser. Except as would not constitute a Company Material Adverse Effect, (i) each Lease and Concession is valid and binding and has not been terminated or repudiated by any party thereto, (ii) an Acquired Company has been in peaceable possession since the commencement of the original term of such Lease of the applicable Leased Real Property and is not in default thereunder and (iii) an Acquired Company has been in peaceable possession or control since the commencement of the original term of such Concession of the applicable Concession Real Property and is not in default thereunder.
3.15    Contracts.
(a)    Set forth in Schedule 3.15(a) of the Seller Disclosure Schedules is, as of the date hereof, a list of the following Contracts to which any Acquired Company is a party or by which any of its respective properties or assets are bound, other than any insurance policies covering any Acquired Company or any of its respective assets (the Contracts set forth (or required to be set forth) in Schedule 3.15(a) of the Seller Disclosure Schedules are referred to herein as the “Company Material Contracts” and, as used in this Section 3.15, “Contracting Party” shall refer to any Acquired Company party to such Company Material Contract):
(i)    all Operating Contracts providing for the payment by or to the Contracting Party in excess of the Relevant Material Contract Amount per year (other than (A) any agreements with another Acquired Company to document certain intercompany loans or (B) any agreements among any Acquired Company for the provision of services and/or payment of costs) which are not terminable by either party thereto upon sixty (60) days’ notice or less;
(ii)    all Contracts (other than Operating Contracts) requiring a capital expenditure by the Contracting Party in excess of the Relevant Material Contract Amount in any twelve-month (12-month) period;
(iii)    all Contracts under which the Contracting Party is obligated to sell real or personal property having a value in excess of the Relevant Material Contract Amount;

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(iv)    all Contracts for the purchase or sale of any business, corporation, partnership, joint venture, association or other business organization or any division, assets, operating unit or product line thereof which have a purchase or sale price in excess of the Relevant Material Contract Amount, provided that, financial obligations remain under such Contracts (including potential indemnification obligations);
(v)    all shareholders, partnership, limited liability company, voting, joint venture, joint development, strategic alliance, co-marketing, co-promotion or similar Contracts;
(vi)    all Contracts under which the Contracting Party (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness, (B) granted a Lien (other than Permitted Liens) on any Acquired Company or its interests or assets, whether tangible or intangible, to secure any Indebtedness or (C) extended credit or advanced funds to any Person, in each case, in excess of the Relevant Material Contract Amount;
(vii)    all Contracts that grant a right of first refusal or similar right with respect to (A) any assets of the Contracting Party having a value in excess of the Relevant Material Contract Amount or (B) any direct or indirect economic interest in the Contracting Party having a value in excess of the Relevant Material Contract Amount;
(viii)    any Contract providing for the use of (or covenanting not to assert) any Intellectual Property which is either material or has an annual license payment or fee in excess of the Relevant Material Contract Amount;
(ix)    (A) any management service, consulting, financial advisory or any other similar type Contract and all Contracts with investment or commercial banks requiring payments in excess of the Relevant Material Contract Amount, in each case, other than in the ordinary course of business, and (B) any engagement letter or similar agreement with investment or commercial banks the obligations under which would survive the Closing and would require any Acquired Company to use the services of such investment or commercial bank (or offer such investment or commercial bank the opportunity to provide its services, or rights of first refusal in connection with such services or similar provisions);
(x)    all Contracts materially limiting the ability of the Company or any of its Subsidiaries to engage in any material line of business or to compete with any Person or in any geographical area;

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(xi)    all Contracts involving any resolution or settlement of any actual or threatened Action having a value in excess of the Relevant Material Contract Amount;
(xii)    all Contracts involving a standstill arrangement;
(xiii)    all commitments or agreements to do or engage in any of the foregoing.
(b)    Except as set forth in Schedule 3.15(b)(i) of the Seller Disclosure Schedules, the Company has made available to Purchaser complete and correct copies of all Company Material Contracts. Except as set forth in Schedule 3.15(b)(ii) of the Seller Disclosure Schedules, each Company Material Contract is (i) in full force and effect and (ii) the legal, valid and binding obligation of the Acquired Company party thereto and, to the Knowledge of the Company, of each other party thereto, enforceable against such Acquired Company or, to the Knowledge of the Company, against each other party thereto, except as such enforceability is limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles and, in each case, with such exceptions as would not constitute a Company Material Adverse Effect. Except as set forth in Schedule 3.15(b)(ii) of the Seller Disclosure Schedules, no Acquired Company is in breach or default under any Company Material Contract, which breach or default has not been waived, and, to the Knowledge of the Company, no other party to any Company Material Contract is in breach or default, except in each case, for any breach or default that would not constitute a Company Material Adverse Effect.
3.16    Environmental Matters.
(a)    Except as set forth in Schedule 3.16 of the Seller Disclosure Schedules, or as would not constitute a Company Material Adverse Effect:
(i)    each Acquired Company is, and has been for the five years prior to the date hereof, in compliance with all applicable Environmental Laws, including having and complying with the terms and conditions of all Permits required pursuant to applicable Environmental Laws that are necessary for them to conduct their operations (“Environmental Permits”), all of which Environmental Permits are in full force and effect;
(ii)    no Acquired Company (A) has received any written notice of any actual or alleged violation of or Liability under any Environmental Law or written notice of any investigation with respect to actual or potential Liability under any Environmental Law, other than notices with respect to matters that have been resolved and for which any Acquired Company has no further obligations outstanding or (B) is subject to any outstanding

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Governmental Order with regard to any violation of or Liability under any Environmental Law;
(iii)    no Action is pending or, to the Knowledge of the Company, threatened under any applicable Environmental Law involving any Acquired Company;
(iv)    no Hazardous Substances have been Released (A) such that any Acquired Company would be obligated to take any Remedial Action with respect to such Releases of such Hazardous Substances or (B) that would reasonably be expected to result in claims against any Acquired Company by other Persons under any Environmental Law (including claims for damage or injury to persons, property or natural resources);
(v)    none of the Acquired Companies have assumed the Liability of any other Person under any Environmental Law pursuant to a written agreement in connection with the sale of any property or business, excluding any such liabilities or obligations which have expired or terminated by the terms of said agreement; and
(vi)    all Acquired Companies are in full and timely compliance with all commitment terms for compensation of vegetation suppression. None of the Acquired Companies has been notified by any Governmental Entity of any breach of such commitment terms.
(b)    Seller has made available to Purchaser materially accurate copies and results of all material reports, studies, analyses, tests, or monitoring in possession of Seller or any of the Acquired Companies pertaining to Hazardous Substances in, on, or under the Acquired Companies’ facilities, or concerning compliance by the Acquired Companies’ facilities or the Acquired Companies, which documents have been prepared since January 1, 2015.
(c)    Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, all environmental matters shall be governed exclusively by this Section 3.16.
3.17    Labor Matters.
(a)    Schedule 3.17(a) of the Seller Disclosure Schedules contains a list of all collective bargaining agreements or labor agreements to which any Acquired Company is bound (the “CBAs”).
(b)    Except as set forth in Schedule 3.17(b) of the Seller Disclosure Schedules, no employees of any Acquired Company are represented by any labor union, works council or labor organization with respect to their employment with any Acquired Company.

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(c)    To the Knowledge of the Company, there are no material labor union organizing activities with respect to any employees of any Acquired Company.
(d)    Since December 31, 2011 to the date hereof, there have been no material labor strikes, lockouts, union organization activities (including, but not limited to, union organization campaigns or requests for representation), pickets, slowdowns, stoppages, material grievances or collective labor disputes or similar activity against or affecting any Acquired Company.
(e)    Each Acquired Company is, and, since December 31, 2011, has been, in compliance in all material respects with all applicable Laws and Governmental Orders respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, classification of employees and independent contractors, workers’ compensation, occupational safety and health, immigration, affirmative action, employee and data privacy, plant closings, and wages and hours.
3.18    Intellectual Property.
(a)    Schedule 3.18(a) of the Seller Disclosure Schedules lists all registered (or pending applications for registration of) patents, trademarks, service marks, trade names, domain names, and copyrights that will be owned by an Acquired Company as of the Closing Date or will otherwise be transferred to Purchaser at the Closing.
(b)    Except as set forth on Schedule 3.18(b) of the Seller Disclosure Schedules or as would not constitute a Company Material Adverse Effect, (i) each Acquired Company owns (free and clear of all Liens other than Permitted Liens), or has the right to use, all patents, patent rights (including patent applications and licenses), know-how, trade secrets, trademarks (including trademark applications and registrations, trademark rights, trade names, trade name rights, service marks, and service mark rights), copyrights, software, data, databases, information technology, and other proprietary intellectual property rights (collectively, “Intellectual Property”) and information technology assets, in each case, used in and necessary for the conduct of the businesses of the Acquired Companies as currently conducted, and such rights will not be adversely affected by the consummation of the transactions contemplated hereby, (ii) the businesses of the Acquired Companies as currently conducted do not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party, (iii) there is no Action pending and, to the Knowledge of the Company, no third party is alleging the foregoing (ii) or challenging, infringing or otherwise violating any right of any Acquired Company in any Intellectual Property owned by an Acquired Company; (iv) no Acquired Company has received any written notice of any claim alleging (ii) or (iii), including that Intellectual Property owned by an Acquired Company and used in and necessary for the conduct of the businesses of the Acquired Companies as currently conducted infringes or otherwise violates the Intellectual Property rights of any third party; (v) each Acquired

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Company has used commercially reasonable efforts to protect its material trade secrets and confidential information and any personal information or data in its possession from unauthorized access by third Persons; and (vi) the Acquired Companies’ information technology assets have not materially malfunctioned or failed within the past three years (except in a manner that has since been fully resolved in a commercially reasonable manner).
3.19    Affiliate Contracts; Intercompany Indebtedness; Support Obligations.
(a)    Schedule 3.19(a)(i) of the Seller Disclosure Schedules contains a true and complete list of each Contract as of the date hereof between (a) any Acquired Company, on the one hand, and (b) Seller or any Non-Company Affiliate, on the other hand (collectively, but excluding any Intercompany Indebtedness and Support Obligations, the “Affiliate Contracts”). Other than pursuant to the Affiliate Contracts and except as set forth on Schedule 3.19(a)(ii) of the Seller Disclosure Schedules, (x) neither Seller nor any Non-Company Affiliate provides or causes to be provided any assets, services or facilities to the Acquired Companies which are necessary in any material respect to conduct their businesses as currently conducted, and (y) none of the Acquired Companies provides or causes to be provided any assets, services or facilities to Seller or any Non-Company Affiliate.
(b)    Schedule 3.19(b) of the Seller Disclosure Schedules contains a true and accurate account of all Indebtedness as of the date of such Schedule that is owed from any Acquired Company, on the one hand, to Parent or any of its Non-Company Affiliates, on the other hand (all such Indebtedness, whether or not included on such Schedule, the “Intercompany Indebtedness”).
(c)    Schedule 3.19(c) of the Seller Disclosure Schedules contains a true and complete list of all credit support obligations, including guarantees, letters of credit, escrow arrangements, surety and performance bonds and security agreements and arrangements outstanding as of the date hereof provided by certain Non-Company Affiliates on behalf of certain of the Acquired Companies (the “Support Obligations”).
3.20    Insurance.
(a)    Set forth in Schedule 3.20(a)(i) of the Seller Disclosure Schedules is a true and complete list of all material third-party policies of insurance under which any assets or business activities of any Acquired Company are covered, including, for each such policy, the type of policy, the name of the insured, the term of the policy, a description of the limits of such policy, the basis of coverage and the deductibles. Each such insurance policy is valid and binding and in full force and effect, no material premiums due thereunder have not been paid, and neither Seller nor the Acquired Companies have received any written notice of cancellation or termination in respect of any such insurance policy or is in material breach of or material default under any such

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insurance policy. Schedule 3.20(a)(ii) of the Seller Disclosure Schedules sets forth a list of all pending claims and the claims history of the Acquired Companies since December 31, 2013.
(b)    Seller or a Non-Company Affiliate of Seller provides the self-insurance arrangements to the Project Companies set forth in Schedule 3.20(b) of the Seller Disclosure Schedules relating to their respective businesses on such terms and against such risks and losses as is in accordance with good industry practices. Any such self-insurance arrangements are in full force and effect, and each Project Company is in material compliance with the terms and conditions thereof.
3.21    Brokers and Finders. No Acquired Company has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee payable by any Acquired Company in connection with any of the transactions contemplated by this Agreement, except Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, whose fees and expenses shall be paid by Seller or its direct or indirect parent companies.
3.22    Duke Energy International Brasil Holdings, LLC. Duke Energy International Brasil Holdings, LLC, a Delaware limited liability company, (a) was formed solely for the purpose of holding 0.01% (one quota) of Duke International, Brasil Ltda (Brazil), (b) holds only such quota and otherwise has no assets or Liabilities (other than incurred or to be incurred in connection with maintaining its corporate existence) and (c) has not made any other investment or otherwise engaged in any other activities or conducted any business or operations not related to holding such quota.
3.23    No Other Representations and Warranties. Except for the representations and warranties contained in this Article III and in Article II, no Acquired Company or Person acting on behalf of any Acquired Company makes any representation or warranty, express or implied, concerning the businesses, finances, operations, assets, liabilities, prospects or any other aspect of the Acquired Companies.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER
Except as set forth in the Purchaser Disclosure Schedules, Purchaser represents and warrants to Seller as follows in this Article IV:
4.1    Organization and Qualification. Purchaser is a société à responsabilité limitée, duly formed, validly existing and in good standing under the laws of Grand Duchy of Luxembourg and has full company power and authority to own, lease and operate its assets and properties and to conduct its business as presently conducted. Purchaser is duly qualified to do

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business and is in good standing as a foreign company in all jurisdictions in which such qualification is necessary under applicable Law as a result of the conduct of its business or the ownership of its properties, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, or to otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement.
4.2    Authority. Purchaser has full company power and authority to enter into this Agreement and subject to receipt of the Purchaser Required Statutory Approvals, to consummate the transactions contemplated hereby. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly authorized by all requisite company action on the part of Purchaser, and no other company proceedings or approvals on the part of Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery hereof by each other Party, constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.
4.3    Non-contravention. Except as set forth in Schedule 4.3 of the Purchaser Disclosure Schedules, the execution and delivery of this Agreement by Purchaser do not, and the consummation of the transactions contemplated hereby will not, result in any Violation, or result in the creation of any Lien upon any of the properties or assets of Purchaser, pursuant to any provision of (a) the Organizational Documents of Purchaser; (b) subject to obtaining the third-party Consents set forth in Schedule 4.3 of the Purchaser Disclosure Schedules (the “Purchaser Required Consents”), any lease, mortgage, indenture, note, bond, deed of trust or other instrument or agreement of any kind to which Purchaser is a party or by which Purchaser may be bound; or (c) subject to obtaining the Purchaser Required Statutory Approvals, any Law, Permit or Governmental Order applicable to Purchaser, other than, in the case of clauses (a), (b) and (c), for any such Violation or Lien which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, or to otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement.
4.4    Statutory Approvals. Except for the filings or approvals (a) set forth in Schedule 4.4 of the Purchaser Disclosure Schedules (the “Purchaser Required Statutory Approvals”) and (b) as may be required due to the regulatory or corporate status of Seller or any of the Acquired Companies, no Consent of any Governmental Entity is required to be made or obtained by Purchaser in connection with the execution and delivery of this Agreement or the consummation by Purchaser of the transactions contemplated hereby, except those which the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse

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Effect, or to otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement.
4.5    Ownership of Certain Assets. Schedule 4.5 of the Purchaser Disclosure Schedules sets forth any ownership interests in any generating facilities, transmission and distribution (T&D) assets or power generating assets, as well as in any assets or businesses in the trunk transmission sector, held by Purchaser or its Affiliates in Brazil.
4.6    Financing; Solvency.
(a)    Purchaser has sufficient cash, credit facilities or other financing sources available, and will have sufficient cash, credit facilities or other financing sources available at the Closing, to pay the Purchase Price and all related fees and expenses, in each case in United States dollars, and otherwise to effect all other transactions contemplated by this Agreement (the “Financing Arrangements”). Notwithstanding anything contained in this Agreement to the contrary, Purchaser expressly acknowledges that its obligations hereunder are not conditioned in any manner upon Purchaser or any of its Affiliates obtaining any financing.
(b)    After giving effect to the transactions contemplated by this Agreement, including the Financing Arrangements and the payment of the Purchase Price, any other repayment or refinancing of existing indebtedness contemplated in this Agreement, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, and assuming that all of the representations and warranties of Seller and the Company contained in this Agreement are true and correct, Purchaser will be Solvent, both as of the Closing Date and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the sum of the value of all “Liabilities of such Person, including contingent and other Liabilities” as of such date, and the capital of such Person, as computed in accordance with applicable Law as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable Liabilities of such Person on its existing debts (including contingent and other Liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its Liabilities, including contingent and other Liabilities, as they mature. For purposes of this definition, the phrases “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its Liabilities, including contingent and other Liabilities, as they mature” mean that such Person will be able to generate enough cash

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from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.
4.7    Litigation. Except as set forth in Schedule 4.7 of the Purchaser Disclosure Schedules, there is no Action pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of its Subsidiaries or affecting any of their respective assets or properties that, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, or to otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement. Subject to obtaining the Purchaser Required Statutory Approvals, there are no Governmental Orders of or by any Governmental Entity applicable to Purchaser or any of its Subsidiaries, except for such that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, or to otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement.
4.8    Investment Intention; Sufficient Investment Experience; Independent Investigation. Purchaser is acquiring the Company Shares for its own account and not with a view to their sale or distribution in violation of applicable securities Laws; provided, however, for the avoidance of doubt, Purchaser may transfer, assign or sell Company Shares to co-investors after the Closing. Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the Company and the merits and risks of an investment in the Company Shares. Purchaser has been given adequate opportunity to examine all documents provided by, conduct due diligence and ask questions of, and to receive answers from, Seller, the Company and their respective Representatives concerning the Company and Purchaser’s investment in the Company Shares. Purchaser has, among other things, had full access to the Virtual Data Room and received the Seller Disclosure Schedules. Purchaser has also received certain projections and other forecasts, including projected financial statements, cash flow items, capital expenditure budgets and certain business plan information, and acknowledges that (a) there are uncertainties inherent in attempting to make such projections and forecasts and, accordingly, it is not relying on them, (b) Purchaser is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections and forecasts, (c) Purchaser has no claim under this Agreement against anyone with respect to the accuracy of such projections and forecasts, and (d) neither Seller nor the Company nor any other Person has made any representation or warranty with respect to such projections and forecasts. Purchaser acknowledges and affirms that it has completed to its satisfaction its own independent investigation, analysis and evaluation of the Acquired Companies, that it has made all such reviews and inspections of the businesses, assets, Liabilities, results of operations and condition (financial or otherwise) of the Acquired Companies as it has deemed necessary or appropriate, and that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby it has relied solely on its own independent investigation, analysis and evaluation of Seller’s representations and warranties set forth in Article II and the Company’s representations and warranties set forth in Article III.

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Nothing herein shall prohibit or prevent Purchaser from bringing claims for actual and intentional fraud against Seller.
4.9    Brokers and Finders. Purchaser has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Merrill Lynch, Pierce, Fenner & Smith Incorporated, whose fees and expenses will be paid by Purchaser in accordance with Purchaser’s agreement with such firm.
4.10    Compliance with Laws. Except as set forth in Schedule 4.10 of the Purchaser Disclosure Schedules, since December 31, 2013, neither Purchaser nor any of its Affiliates has been given written notice by any Governmental Entity of, or been charged in writing by any Governmental Entity with, any violation of, or, to the Knowledge of Purchaser, is in violation of, or is under investigation with respect to any violation of, any Law or Governmental Order, except, in each case, for violations which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, or to otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, or to otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement, Purchaser and each of its Subsidiaries is in compliance with (a) the USA PATRIOT Act of 2001, as amended, and any rules and regulations promulgated thereunder, (b) the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations promulgated thereunder, (c) the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such Convention, (d) the United Kingdom Bribery Act of 2010, as amended, and any rules and regulations promulgated thereunder, and (e) the Brazilian anticorruption law (Law 12,846/13), and any rules and regulations promulgated thereunder.
4.11    No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV, neither Purchaser nor any Person acting on behalf of Purchaser makes any representation or warranty, express or implied, under this Agreement. Purchaser acknowledges and agrees that, except as expressly set forth in Article II and Article III, neither Seller nor the Company nor any of their Affiliates has made any representation or warranty, express or implied, to Purchaser or any of its Affiliates in connection with this Agreement. Without limiting the generality of the foregoing, and except as expressly set forth in Article II and Article III, (a) Purchaser acknowledges and agrees that neither Seller nor the Company nor any of their Affiliates has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Seller or its Affiliates made available to Purchaser, and (b) neither Seller nor the Company nor any other Person shall be subject to any Liability to Purchaser,

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or any other Person, as a result of Seller having made available to Purchaser any such information, including in the Virtual Data Room, management presentations (formal or informal), or in any other form in connection with the Transaction. Without limiting the foregoing, neither Seller nor the Company nor any of their Affiliates makes any representation or warranty to Purchaser with respect to any financial projection or forecast relating to the Acquired Companies. Nothing herein shall prohibit or prevent Purchaser from bringing claims for actual and intentional fraud against Seller.
ARTICLE V

COVENANTS
5.1    Conduct of Business.
(a)    After the date hereof and prior to the Closing or earlier termination of this Agreement, except as set forth in Schedule 5.1 of the Seller Disclosure Schedules and except (i) as contemplated in or required by this Agreement, (ii) as contemplated by or in connection with the Restructuring Transactions, if any, (iii) as is required to comply with any Company Material Contract disclosed to Purchaser, (iv) in connection with any commercially reasonable actions taken in response to an operational emergency (provided that Seller shall give prompt notice of any such emergency and actions to Purchaser, and provided, further, that Seller shall use its commercially reasonable efforts and shall cause the Acquired Companies to use their respective commercially reasonable efforts to minimize losses in connection with such emergency and related actions), (v) for the declaration and payment of any cash dividends or any cash distributions from any Acquired Company to its equity holders prior to the Deemed Closing Time, provided that the Acquired Companies shall have an aggregate amount of cash at the Deemed Closing Time and at the Closing equal to at least $100,000,000, (vi) as required by applicable Law, or (vii) so long as permitted by applicable Law, to the extent Purchaser shall otherwise consent, which consent shall not be unreasonably withheld, conditioned or delayed, Seller shall, and Seller shall cause each of the Acquired Companies to:
(i)    conduct its business in the ordinary and usual course in substantially the same manner as heretofore conducted and use commercially reasonable efforts to preserve its business organization and reputation intact and maintain its existing relations and goodwill with customers, suppliers, creditors, lessors, employees and business associates;
(ii)    not (A) amend its Organizational Documents, other than amendments which are ministerial in nature or immaterial; (B) split, combine or reclassify its outstanding Equity Interests; or (C) repurchase, redeem or otherwise acquire any shares of its capital stock or Equity Interests or any securities convertible into or exchangeable or exercisable for any shares of its capital stock or Equity Interests;

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(iii)    not authorize, issue, sell, or dispose of any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, “phantom stock” rights, calls, commitments or rights of any kind to acquire, any shares of its capital stock or Equity Interests, other than any issuance, sale or disposal solely among any wholly-owned Acquired Companies;
(iv)    not (a) incur any Indebtedness, other than borrowings under existing credit facilities that are necessary to fund working capital in a manner consistent with the Acquired Companies’ ordinary working capital requirements in the ordinary course of business or (b) enter into any Contracts related to Indebtedness, including any refinancings other than refinancings of existing credit facilities for the purpose of incurring additional Indebtedness that is necessary to fund working capital in a manner consistent with the Acquired Companies’ ordinary working capital requirements in the ordinary course of business;
(v)    not make, or make any commitments for, capital expenditures in excess of the Relevant Interim Period Amount individually or the Relevant Aggregate Interim Period Amount in the aggregate;
(vi)    not make any acquisition of, or investment in, assets or stock or Equity Interests of any other Person in excess of the Relevant Interim Period Amount individually or the Relevant Aggregate Interim Period Amount in the aggregate;
(vii)    not sell, lease, license, encumber or otherwise dispose of any of its assets in excess of the Relevant Interim Period Amount individually or the Relevant Aggregate Interim Period Amount in the aggregate, or encumber any material assets with any Liens, other than Permitted Liens;
(viii)    not terminate, establish, adopt, enter into, make any new grants or awards of stock-based compensation or other benefits under, amend or otherwise materially modify any Non-U.S. Benefit Plan, or solely with respect to any directors, officers or employees of an Acquired Company, any Company Plan set forth on Schedule 3.12(c) of the Company Disclosure Schedules, or increase the salary, wage, bonus or other compensation of any directors, officers or employees of any Acquired Company, except (A) for increases to any individuals who are not directors or officers of an Acquired Company in the ordinary course of business consistent with past practice including increases in connection with ordinary course periodic performance reviews for non-officers that do not exceed five percent (5%) individually or three percent (3%) in the aggregate, (B) for actions reasonably determined to be necessary or appropriate for administrative reasons or to satisfy applicable Law or existing contractual obligations under Company Plans or (C) for annual

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grants or awards to directors, officers and employees of the Acquired Companies who are current participants under existing Company Plans, in the ordinary course of business and in such amounts and on such terms as consistent with past practice, provided that such grants or awards are under a Seller Plan and that neither Purchaser or any Acquired Company will have any liability with respect to such awards or grants before, on or after the Closing;
(ix)    not take any affirmative action to (A) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Plan with respect to any director, officer or employee of any Acquired Company; (B) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization; (C) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law; (D) forgive any loans, or issue any loans (other than routine travel or other business expense advances issued in the ordinary course of business), to any of its directors, officers, contractors or employees; or (E) hire or engage any new employee or consultant or terminate the employment or engagement, other than for cause, of any employee or consultant if such employee or consultant will receive annual base compensation in excess of $100,000;
(x)    not change any material financial accounting method, policy, practice or election, except as required by GAAP;
(xi)    not engage in, or adopt a plan of, a complete or partial liquidation, dissolution, winding up, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Transaction);
(xii)    (A) maintain, or cause to be maintained, in full force and effect, any self-insurance arrangements maintained by Seller or the Non-Company Affiliates for the benefit of the Acquired Companies set forth in Schedule 3.20(b) of the Seller Disclosure Schedules and (B) maintain insurance with financially responsible or nationally recognized insurers in such amounts and against such risks and losses as are consistent with the insurance maintained by it in the ordinary and usual course of business with respect to any of the Acquired Companies with respect to which self-insurance arrangements are not maintained by Seller or the Non-Company Affiliates as are set forth in Schedule 3.20(b) of the Seller Disclosure Schedules;

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(xiii)    not amend or modify, extend or terminate (partially or completely) in any material respect, or enter into any material waivers in connection with, any Company Material Contract or Affiliate Contract (other than routine waivers in the normal course of business) or any Contract that if in existence on the date hereof would have been required to be disclosed on Schedule 3.15(a) or 3.19(a)(i) of the Seller Disclosure Schedules;
(xiv)    not enter into any power purchase agreement relating to the post-Closing period with a term longer than one (1) year and that involves more than four percent (4%) of the Acquired Companies’ aggregate portfolio, measured by megawatts;
(xv)    not settle or compromise any Actions that (a) exceed the Relevant Interim Period Amount, individually, or the Relevant Aggregate Interim Period Amount, in the aggregate or (b) seek to impose any material non-monetary obligations on the Acquired Companies;
(xvi)    other than in the ordinary course of business or as required by applicable Law, not (A) make, modify or revoke any Tax election, (B) settle or compromise any claim relating to Taxes, or (C) amend any material Tax Return, in each case, to the extent that doing so would reasonably be expected to result in a material incremental cost to Purchaser or any of the Acquired Companies after the Closing; or
(xvii)    not commit in writing to take any of the actions set forth in subsections (i)-(xvi) of this Section 5.1(a).
(b)    Nothing contained in this Agreement shall give Purchaser, directly or indirectly, any right to control or direct any Acquired Company’s operations of its business prior to the Closing. Prior to the Closing, Seller and each of the Acquired Companies shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.
(c)    Notwithstanding the foregoing, with respect to the matters set forth in Section 5.1(a) which are above the Consultation Threshold and below the Relevant Interim Period Amount, Seller shall inform reasonably promptly and consult with Purchaser with respect to any such matters.
5.2    Regulatory Approvals.
(a)    Regulatory Approvals. Each Party shall cooperate and use reasonable best efforts to prepare and file as soon as practicable (but in no event more than thirty (30) days following the date hereof) all applications, notices, petitions, filings and other documents necessary

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to obtain, and shall use reasonable best efforts to obtain, the Required Statutory Approvals. The Parties further agree to use reasonable best efforts (i) to take any act, make any undertaking or receive any clearance or approval required by any Governmental Entity or applicable Law and (ii) to satisfy any conditions imposed by any Governmental Entity in all Final Orders, in each case in order to consummate the transactions contemplated hereby as soon as reasonably possible. Each of the Parties shall (i) respond as promptly as practicable to any inquiries or requests received from any Governmental Entity for additional information or documentation, (ii) provide such information with respect to such Party as may be necessary to obtain the Required Statutory Approvals and (iii) not enter into any agreement with any Governmental Entity that would reasonably be expected to adversely affect the Parties’ ability to consummate the transactions contemplated by this Agreement, except with the prior consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed). Each of the Parties shall use reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition, or trade or energy regulation Law that may be asserted by any Governmental Entity with respect to the transactions contemplated hereby so as to enable the Closing Date to occur as soon as reasonably possible. The actions required by the immediately preceding sentence shall include proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of Purchaser or its Affiliates (including their respective Subsidiaries), and agreeing to such limitations on its or their conduct or actions as may be required in order to obtain the Required Statutory Approvals as soon as reasonably possible, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing Date, and defending through litigation on the merits, including appeals, any claim asserted in any court by any Person.
(b)    Communications. Each Party shall (i) promptly furnish each other Party with copies of all filings, notices, correspondence or other written communications from or to, and inform one another of any communications received from, any Governmental Entity, (ii) promptly make any appropriate or necessary subsequent or supplemental filings, (iii) cooperate in the preparation of such filings as is reasonably necessary and appropriate, and (iv) permit each other Party reasonable opportunity to review in advance, and consider in good faith any comments to, any proposed written communication between such Party and any Governmental Entity. If a Party or any of its Affiliates intends to participate in any substantive meeting or discussion with any Governmental Entity with respect to the transactions contemplated by this Agreement or any filings, investigations or inquiries made in connection with the transactions contemplated by this Agreement, it will give the other Parties reasonable prior notice of and, to the extent permitted by such Governmental Entity, an opportunity to participate in, such meeting or discussion. This Section 5.2(b) does not relate to Tax matters, which are instead the subject of Section 5.13.

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5.3    Required Consents. Seller and the Company, on the one hand, and Purchaser, on the other hand, agree to use reasonable best efforts to obtain the Company Required Consents and the Purchaser Required Consents, respectively, and to cooperate with each other in connection with the foregoing.
5.4    Access; Confidentiality.
(a)    Subject to applicable Law and Governmental Orders, Seller shall, and shall cause each of the Acquired Companies to, during the period from and after the date hereof until the Closing, upon reasonable advance notice, (i) afford Purchaser and its authorized directors, officers, employees, accountants, counsel, financing sources and lenders, investment bankers and consultants (collectively, “Representatives”) reasonable access, during normal business hours, in the presence of at least one (1) Representative of Seller, to all officers, employees, properties, books and records (with respect to U.S. Tax books and records, only to the extent solely and directly related to the Acquired Companies), Contracts and other documents of the Acquired Companies, (ii) furnish to Purchaser such financial and operating data and other information relating to the Acquired Companies as Purchaser may reasonably request (including such accounting and auditing information as may be necessary to prepare financial statements), and (iii) instruct the appropriate Acquired Company employees to cooperate reasonably with Purchaser and its Representatives in connection with the foregoing; provided, however, that, in each case, such access, furnishing of information and cooperation shall not (w) unreasonably disrupt any Acquired Company’s operations, (x) require any Acquired Company to permit any inspection or to disclose any information that, in the reasonable judgment of such Acquired Company, would result in the disclosure of any trade secrets or violate any of its obligations to third parties with respect to confidentiality (so long as the Seller notifies Purchaser of such confidentiality requirement and used its commercially reasonable efforts to obtain a waiver thereof or agree to alternative means of disclosure), (y) require any Acquired Company to disclose any attorney-client privileged information of any Acquired Company (so long as the Seller has used commercially reasonable efforts to agree to alternative means of disclosure), or (z) include any sampling of environmental media or building materials or (z) require Seller or any of its Affiliates (including the Acquired Companies) to disclose any proprietary information of or regarding Seller or its Affiliates (excluding the Acquired Companies). All requests for information made pursuant to this Section 5.4(a) shall be directed to such Persons designated by Seller in writing from time to time. All such information shall be governed by the terms of the Confidentiality Agreement. Purchaser shall not, and shall cause its Representatives not to, use any information obtained pursuant to this Section 5.4(a) (as well as any other confidential information provided to Purchaser or any of its Representatives by or on behalf of Parent, Seller or any Acquired Company prior to the date hereof) for any purpose unrelated to the transactions contemplated by this Agreement.

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(b)    Purchaser shall indemnify and hold harmless Seller, its Affiliates and their respective Representatives for any and all Liabilities, Losses, costs or expenses incurred by Seller, its Affiliates or their respective Representatives arising out of the access rights under this Section 5.4, including any claims by any of Purchaser’s Representatives for any injuries or property damage while present on the Real Property.
(c)    Notwithstanding anything to the contrary in this Section 5.4, neither Seller nor the Acquired Companies shall be obligated to disclose to Purchaser any information (x) the disclosure of which could reasonably be expected to (i) violate any applicable Law, (ii) result in the loss of attorney-client privilege with respect to such information (so long as Seller has used commercially reasonable efforts to consider alternative means of disclosure), or (iii) result in a breach of an agreement to which Seller or any Acquired Company or any of their respective Affiliates is a party (so long as Seller notifies Purchaser of such confidentiality requirement and used its commercially reasonable efforts to obtain a waiver thereof and to agree to alternative means of disclosure), or (y) that constitutes any trade secret or confidential information of third parties (so long as Seller notifies Purchaser of the confidentiality of such information and used its commercially reasonable efforts to obtain a waiver thereof or agree to alternative means of disclosure)
(d)    From and for a period of two (2) years after the Closing, Seller shall, and shall cause its Affiliates and its or their respective Representatives to, hold in confidence any and all information concerning Purchaser and the Acquired Companies, and their respective Affiliates, except to the extent that such information (i) has come within the public domain through no action or omission of the Seller or its Affiliates or Representatives in violation of clause (iii) hereof; (ii) is later acquired by Seller or its Affiliates after the Closing from another source if the receiving Person is not aware that such source is under an obligation to Purchaser or the Acquired Companies or their respective Affiliates to keep such documents and information confidential or (iii) is disclosed in connection with Parent’s reporting obligations under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. If Seller or any of its Affiliates or their respective Representatives are compelled to disclose any information subject to such confidentiality obligations by Law or Governmental Order or in an Action, Seller shall, to the extent legally permissible, give Purchaser prompt notice of such disclosure to permit Purchaser to seek a protective order should it so determine. At any time that such protective order or remedy has not been obtained, Seller or such Affiliate or Representative may disclose only that portion of such information which such Person is legally required to disclose or of which disclosure is required to avoid sanction for contempt or any similar sanction, and Seller shall exercise its commercially reasonable efforts to obtain assurance that confidential treatment will be accorded to such information so disclosed.
(e)    For a period of twelve (12) months after the Closing Date, Seller shall not and shall cause its Affiliates not to, directly or indirectly, employ, engage, hire, recruit or solicit

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for employment, recruitment, engagement or hire (whether as an employee, consultant or otherwise) any Continuing Employee; provided that, Seller shall not be precluded from employing, soliciting, recruiting or hiring any such Continuing Employee (i) who has been terminated by the Company or any of its Affiliates at least six (6) months prior to the commencement of employment or hiring discussion with such Continuing Employee, or (ii) who responds to a general or public solicitation not targeted at Continuing Employees. Notwithstanding the foregoing, Seller and its Affiliates shall not be restricted from engaging in general or public solicitations or advertising not targeted at any such Continuing Employees.
(f)    From and after the Closing, Purchaser and Seller shall, and shall cause their respective Representatives, upon reasonable notice, to (i) furnish to each other, and their respective Representatives, such financial and operating data and other information relating to the Acquired Companies (including books and records of the Acquired Companies) as is reasonably necessary for planning any systems conversions, process changes, litigation, employee benefits, environmental, financial reporting and accounting matters, or the preparation and filing of any required regulatory or other filings, responses or reports and information relating to any Action or as required by any Law or Governmental Order, and (ii) make available to each other, and their respective Representatives, their respective directors, officers and employees as may reasonably be requested to cooperate in connection with the foregoing; provided that such access shall not unreasonably interrupt Seller’s or the Acquired Companies’ businesses; provided, further, that with respect to any claim under this Agreement, disclosure shall be governed by applicable rules of evidence. After the Closing, Purchaser shall cause the Acquired Companies to preserve such information and the books and records for at least eight (8) years after the Closing Date. This Section 5.4(f) does not relate to Tax matters, which are instead the subject of Section 5.13.
5.5    Publicity. Each of the Parties shall be entitled to issue a press release in connection with entry into in this Agreement, provided that they shall consult with each other before issuing any such press release. Thereafter, until the Closing, none of Seller, the Company or Purchaser or any of their respective Affiliates shall, without the express written approval of Seller, the Company and Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed), make any press release or other public announcements concerning the transactions contemplated by this Agreement, except as and to the extent that any such Party shall be so obligated by applicable Law, or pursuant to any such listing agreement or rules of any national securities exchange, in which case the other Parties shall be advised and the Parties shall use commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued.
5.6    Employee Matters.
(a)    For a period of twelve (12) months following the Closing Date, Purchaser and the Company shall cause the employees of the Company or any Subsidiary of the

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Company who remain in the employment of Purchaser, the Company, their Subsidiaries or their respective successors immediately following the Closing (the “Continuing Employees”) to receive compensation, employee benefits and severance protection (other than equity compensation) that are each substantially comparable in the aggregate to the compensation, employee benefits and severance protection (including statutory severance and the Acquired Companies’ past practice of providing market-based severance through benchmarking) provided to such employees immediately prior to the Closing. Nothing contained herein shall be construed as requiring Purchaser, the Company or any Subsidiary of the Company to continue or to cause the continuance of any specific employee benefit plans or to continue or cause the continuance of the employment of any specific person.
(b)    With respect to each benefit plan of Purchaser or its Subsidiaries in which a Continuing Employee participates after the Closing, for purposes of determining eligibility, vesting and amount of benefits, including severance benefits and paid time off entitlement (but not for pension benefit accrual purposes), Purchaser shall cause service with the Company and its Subsidiaries (or predecessor employers to the extent the Company or its Subsidiaries provided past service credit) to be treated as service with Purchaser and its Subsidiaries; provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or to the extent that such service was not recognized under an analogous Company Plan.
(c)    With respect to any welfare benefit plan maintained by Purchaser or its Subsidiaries in which Continuing Employees are eligible to participate after the Closing, Purchaser shall, and shall cause the Company and its Subsidiaries to use commercially reasonable efforts to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the Company Plans prior to the Closing, and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Closing in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.
(d)    Purchaser shall, and shall cause the Acquired Companies to, honor the terms of each CBA until such CBA otherwise expires pursuant to its terms or is modified by the parties thereto.
(e)    Notwithstanding anything in this Agreement to the contrary, no Acquired Company will assume or have any liability under any Company Plan that is not a Non-US Benefit Plan (a “Seller Plan”) at or following the Closing and Seller shall indemnify and hold harmless Purchaser or any Acquired Company for any claim or liability with respect to any Seller Plan.

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(f)    Nothing contained in this Section 5.6 shall be construed to (i) establish, amend or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of Purchaser, the Company or any of their respective Subsidiaries to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them or (iii) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Purchaser or the Company or under any benefit plan which Purchaser or the Company may maintain.
(g)    Notwithstanding anything to the contrary contained in this Agreement, Seller shall be solely responsible for any and all amounts payable under the Company Plans set forth on Schedule 3.12(c) of the Seller Disclosure Letter to any director, officer, employee or independent contractor of the Acquired Companies as a result of the consummation of the proposed transactions, whether arising before, on or after the Closing Date.
5.7    Directors’ and Officers’ Indemnification and Insurance.
(a)    The Company shall cause each of the Acquired Companies to continue all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions that have occurred or will occur at or prior to the Closing now existing in favor of the current or former directors and officers of any of the Acquired Companies as provided in the Organizational Documents of the Acquired Companies or any contract between any of such directors or officers and any Acquired Company, in each case, as in effect on the date hereof.
(b)    In the event that any of the Acquired Companies or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties or other assets to any Person, then, and in each such case, the Company shall cause proper provision to be made, to the extent required, so that the successors and assigns of any Acquired Company shall expressly assume the obligations set forth in this Section 5.7.
(c)    The provisions of this Section 5.7 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and Representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.
5.8    Termination of Affiliate Contracts; Intercompany Indebtedness.

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(a)    Except as set forth in Schedule 5.8(a) of the Seller Disclosure Schedules and except as agreed to in writing by Seller and Purchaser, Seller and its Affiliates shall take such action as may be necessary to terminate all Affiliate Contracts, including any agreements or understandings (written or oral) with respect thereto, prior to, or simultaneously with, the Closing, without any continuing Liability to or obligation of Purchaser or the Acquired Companies after the Closing. Notwithstanding the foregoing, other than as set forth in Section 5.22, in the absence of a written agreement, the provision of any services by Seller to any Acquired Company from and after the Closing, which services may be provided by Seller in its sole discretion, shall be for the convenience, and at the expense, of Purchaser, upon mutually agreed terms.
(b)    Immediately prior to the Closing, Seller shall cause the Acquired Companies to pay in immediately available funds such amounts to, or as directed by, the Subsidiaries of Parent to which such amounts are owed to repay all of the Intercompany Indebtedness, including the Intercompany Indebtedness set forth on Schedule 5.8(b) of the Seller Disclosure Schedules, outstanding at the Closing, if any, and Seller shall discharge, or cause the Subsidiaries of Parent to which such amounts are owed to discharge, Liens related to such Intercompany Indebtedness, if any, with evidence reasonably acceptable to Purchaser, without any continuing Liability to or obligation of Purchaser or the Acquired Companies after the Closing.
5.9    Use of Certain Names.
(a)    As soon as reasonably practicable, but in any event within forty (40) days following the Closing, Purchaser shall, and shall cause each Acquired Company to, cease using as trademarks or source identifiers of Purchaser’s business all trademarks, trade names, logos and symbols or other indicia of origin owned by Seller or the Non-Company Affiliates, including those set forth in Schedule 5.9(a) of the Seller Disclosure Schedules (collectively, the “Seller Marks”), including eliminating the Seller Marks from the Real Property and the material assets of the Project Companies, and disposing of any unused stationery and literature of the Acquired Companies bearing the Seller Marks.  Purchaser acknowledges and Seller represents that, as between the Parties, the Seller Marks are owned exclusively by Seller or the Non-Company Affiliates, and, except to the extent expressly permitted by this Section 5.9(a), from and after the Closing, Purchaser shall not, and shall cause each Acquired Company and their Affiliates not to, use the Seller Marks that have not been expressly conveyed to Purchaser or an Acquired Company, and Purchaser acknowledges that it, its Affiliates and the Acquired Companies have no rights whatsoever to use the Seller Marks.  Without limiting the foregoing:
(i)    within thirty (30) days after the Closing Date, Purchaser shall cause each Acquired Company whose name contains any of the Seller Marks to make all filings required by the Governmental Entities to change its name to a name that does not contain any of the Seller Marks and to amend all of the organizational documents of such

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Acquired Company to eliminate such Seller Marks from the name of such Acquired Company; and
(ii)    within forty (40) days after the Closing Date, Purchaser shall provide evidence to Seller in a format that is reasonably acceptable to Seller that Purchaser has made all filings required by the Governmental Entities pursuant to subsection (a)(i) above and has provided notice to all applicable Governmental Entities and all counterparties to the Company Material Contracts regarding the sale of the Acquired Companies and the new address for notice purposes.
(b)    In connection with any use of the Seller Marks by Purchaser or the Acquired Companies to the extent expressly permitted pursuant to this Section 5.9, Purchaser shall and shall cause each Acquired Company to comply with, in all respects, all of Seller’s and the Non-Company Affiliates’ quality control requirements, policies and guidelines in effect at such time that have been provided to Purchaser or any Acquired Company as of the Closing.
5.10    Notification of Certain Matters. Seller and the Company, on the one hand, and Purchaser, on the other hand, shall promptly notify each other of the occurrence or non‑occurrence of any fact or event which would be reasonably likely to cause any condition set forth in Article VI not to be satisfied; provided that no such notification, nor the obligation to make such notification, shall affect the representations, warranties or covenants, or the conditions to the obligations of, the applicable party.
5.11    Financing.
(a)    Notwithstanding anything contained in this Agreement to the contrary, Purchaser expressly acknowledges and agrees that Purchaser’s obligations hereunder are not conditioned in any manner whatsoever upon Purchaser obtaining any financing, and any failure to fulfill any obligation hereunder arising from the failure of Purchaser to obtain financing or the unavailability of such financing shall be deemed to be intentional for purposes hereof. Purchaser shall keep Seller reasonably apprised of all developments or changes relating to the Financing Arrangements and the financing contemplated thereby. In the event that the Financing Arrangements shall cease to be in full force and effect at any time or the lenders party thereto shall indicate any unwillingness to provide the financing contemplated thereby, or for any reason Purchaser otherwise no longer believes in good faith that it will be able to obtain the financing contemplated thereby, then Purchaser shall promptly notify Seller and use reasonable best efforts to obtain replacement financing arrangements or commitment letters as soon as reasonably practicable.
(b)    Prior to the Closing, Seller shall, and shall cause the Acquired Companies and their respective Representatives to, provide all cooperation reasonably requested by Purchaser in connection with the financing contemplated by the Financing Arrangements and

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to use their respective commercially reasonable efforts (i) to cause appropriate officers and employees of the Acquired Companies to be available on a customary basis to meet with prospective lenders, financing sources, ratings agencies and investors in presentations, meetings, and due diligence sessions, (ii) to assist with the preparation of disclosure documents, bank information memoranda, rating agency presentations, projections and similar documents in connection therewith, (iii) to furnish Purchaser and its financing sources with financial statements and financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Purchaser to consummate the financing contemplated by the Financing Arrangements, (iv) to execute and deliver any definitive financing documentation, security documents, hedging arrangements, customary certificates, legal opinions or other documents as may be reasonably requested by Purchaser in connection with the Financing Arrangements, in each case which will become effective only on or after the Closing, (v) to take such reasonable actions as may be required to facilitate the pledge of collateral to secure the Financing Arrangements (including cooperation in connection with the payoff of existing Indebtedness, if any such pay-off will be effectuated, and the release of Liens related thereto), (vi) to obtain all waivers, consents and approvals from other parties to Contracts and Liens to which any of the Acquired Companies is a party or by which any of them or their assets or properties is bound or subject, (vii) to provide all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, and (viii) to take all other actions necessary to permit the consummation of the Financing Arrangements; provided that, such requested cooperation does not unreasonably interfere with the ongoing operations of the Acquired Companies.
5.12    Restructuring Transactions. Seller shall cause the Company to consummate the Restructuring Transactions, if any, prior to the Closing; provided that, all documentation effectuating the Restructuring Transactions shall be in form and substance reasonably satisfactory to Purchaser.
5.13     Tax Matters.
(a)    Transfer Taxes. All Transfer Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement shall be shared one-half by Seller and one-half by Purchaser. All necessary documentation and Tax Returns with respect to such Transfer Taxes shall be prepared and filed by the party required under applicable Law to file such Tax Returns. If required by applicable Law, Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate in preparing and filing, and, if required by applicable Law, join in the execution of, any such Tax Returns.
(b)    Tax Returns. Except as otherwise provided in Section 5.13(a):

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(i)    Seller shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns that are required to be filed by any Acquired Company on or prior to the Closing Date. With respect to any Tax Return of the Acquired Companies for a Pre-Closing Tax Period that is due after the Closing Date, Seller shall prepare such Tax Return in a manner consistent with past practice (unless otherwise required by applicable Law) and shall provide Purchaser a copy of such Tax Return no later than fifteen (15) days prior to the due date for the filing of such Tax Return (including extensions), and Purchaser shall execute and file (or cause to be executed and filed) such Tax Return as prepared by Seller. Seller shall pay to the Company no later than three (3) days prior to the due date for the filing of such Tax Return, any amount due and payable on such Tax Return.
(ii)    Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns that are required to be filed by any Acquired Company for a Straddle Period. Purchaser shall timely remit, or cause to be timely remitted, all Taxes due in respect of such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with past practice, unless otherwise required by applicable Law. Not later than forty-five (45) days prior to the due date for filing of each such Tax Return (including extensions), Purchaser shall provide Seller with a draft copy of such Tax Return for review and comment. If Seller objects to any item on any such Tax Return, it shall, within ten (10) days after delivery of such Tax Return, notify Purchaser in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be so delivered, Purchaser and Seller shall negotiate in good faith and use their commercially reasonable efforts to resolve such items. If Purchaser and Seller are unable to reach such agreement within ten (10) days after receipt by Purchaser of such notice, the disputed items shall be resolved by the Independent Accountants and any determination by the Independent Accountants shall be final, binding and conclusive on the Parties. The Independent Accountants shall resolve any disputed items within twenty (20) days of having the item referred to it pursuant to such procedures as it may require. The costs, fees and expenses of the Independent Accountants shall be borne equally by Purchaser and Seller. For the avoidance of doubt, the preparation and filing of any Tax Return of the Acquired Companies that does not relate to the Pre-Closing Tax Period or the Straddle Period shall be exclusively within the control of Purchaser. Seller shall pay or cause to be paid to the Company, no later than one (1) day prior to the due date for the filing of such Tax Return, the portion of any amount due and payable on such Tax Return that is apportioned to the period deemed to end at the close of the Closing Date (as determined under Section 5.13(c)).
(iii)    Purchaser shall not amend, refile or otherwise modify, or cause or permit to be amended, refiled or otherwise modified, any Tax Return filed by any Acquired Company for any Pre-Closing Tax Period. With respect to any Tax Return of an

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Acquired Company for a Straddle Period, Purchaser shall be allowed to amend, refile or otherwise modify, or cause or permit to be amended, refiled or otherwise modified any such Tax Return; provided, however, that to the extent any such amendment or modification could reasonably be expected to increase the tax liability of Seller for a Pre-Closing Tax Period or the pre-Closing portion of any Straddle Period, Purchaser shall provide Seller with a draft copy of each such amended Tax Return for review and comment not later than forty-five (45) days prior to the filing thereof. If Seller objects to any item on any such Tax Return that relates to the portion of the Straddle Period deemed to end at the close of the Closing Date (“Pre-Closing Tax Period Items”), it shall, within fifteen (15) days after delivery of such amended Tax Return, notify Purchaser in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be so delivered, Purchaser and Seller shall negotiate in good faith and use their commercially reasonable efforts to resolve such items. If Purchaser and Seller are unable to reach such agreement within ten (10) days after receipt by Purchaser of such notice, the disputed items shall be resolved by the Independent Accountants and any determination by the Independent Accountants shall be final, binding and conclusive on the Parties. The Independent Accountants shall resolve any disputed items within twenty (20) days of having the item referred to it pursuant to such procedures as it may require. The costs, fees and expenses of the Independent Accountants shall be borne equally by Purchaser and Seller.
(c)    Straddle Period Tax Liabilities. Where it is necessary for purposes of this Agreement to apportion between Seller and Purchaser the Taxes of or with respect to any Acquired Company for any Straddle Period, such liability shall be apportioned between the period deemed to end at the close of the Closing Date and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books, except that Taxes (such as real or personal property Taxes, but, for the avoidance of doubt, not income, sales and use, or withholding Taxes) imposed on a periodic basis shall be allocated on a daily basis.
(d)    Cooperation on Certain Tax Matters. From and after the Closing, Purchaser, Seller and each of their Affiliates shall furnish or cause to be furnished to each other or to the Acquired Companies, upon request, as promptly as reasonably practicable, such information (including access to books and records relating to Taxes, but only to the extent such books and records are solely and directly related to the Acquired Companies) and assistance relating to the Acquired Companies as is reasonably necessary for (i) the preparation and filing of any Tax Return, amended Tax Return or claim for refund, (ii) the preparation for any audit, examination or other action or proceeding with respect to Taxes and for the prosecution or defense of any action relating to any proposed adjustment or (iii) determining a Liability for Taxes. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules, relevant documents relating to rulings

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or other determinations by Taxing Authorities and relevant records concerning the ownership and tax basis of property and other relevant information, which any such Party or its Affiliates may possess. From and after the Closing, Purchaser agrees to retain or cause to be retained all books and records held by it or any of its Affiliates (including the Acquired Companies) relating to Taxes of the Acquired Companies for a Pre-Closing Tax Period or Straddle Period for at least seven (7) years after the Closing Date, and to abide by or cause the abidance with all record retention agreements entered into with any Taxing Authority. From and after the Closing, Purchaser agrees to notify Seller at least sixty (60) days before Purchaser or any of its Affiliates transfers, discards or destroys any such books and records after the period set forth in the preceding sentence and, if Seller notifies Purchaser in writing within such sixty-day (60-day) period that it intends to take possession of such books and records, Purchaser and its Affiliates shall allow Seller and any of Seller’s Representatives to take possession of such books and records and shall not transfer, discard or destroy such books and records unless Seller notifies Purchaser in writing that it no longer intends to take possession thereof. Purchaser and Seller shall reasonably cooperate with each other in the conduct of any audit, filing of Tax Returns or other proceedings involving any Acquired Company for any Tax purposes and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 5.13.
(e)    Audits.
(i)    Purchaser shall notify Seller regarding, and within ten (10) Business Days after, the receipt by Purchaser or any of its Affiliates (including the Acquired Companies) of notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes of or with respect to any Acquired Company (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”) to the extent relating to any Pre-Closing Tax Period or the pre-Closing portion of any Straddle Period (as determined under Section 5.13(c)). Seller at its sole expense, shall have the right to control the resolution of any such Tax Matter that relates solely to a Pre-Closing Tax Period; provided that, with respect to any such Tax Matter that could reasonably be expected to adversely affect the Tax liability of Purchaser or any Acquired Company for any Post-Closing Tax Period, including the portion of the Straddle Period that is after the Closing Date, (A) Seller shall defend or prosecute such Tax Matter in good faith, (B) neither Seller nor any of its Affiliates shall enter into any settlement of or otherwise compromise any such Tax Matter without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, (C) Seller shall promptly inform Purchaser of all developments and events relating to such Tax Matter (including promptly responding to questions and information requests and promptly providing Purchaser with copies of relevant correspondence to or from any Taxing Authorities relating to such Tax Matter), (D) Purchaser or its authorized representatives shall be entitled, at Purchaser’s expense, to attend, observe and participate in all conferences, meetings and proceedings relating to such Tax Matter, and (E) Seller

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shall, take into account all comments received from Seller with respect to the defense and prosecution of such Tax Matter .
(ii)    Purchaser shall control the resolution of any Tax Matter that is not controlled by Seller in accordance with Section 5.13(e)(i) (including any Tax Matter that would otherwise be controlled by Seller in accordance with Section 5.13(e)(i) but with respect to which Seller notifies Purchaser in writing that it is electing not to control); provided, however, that in the case of any Tax Matter with respect to which Seller could reasonably be expected to have liability under this Agreement, (A) Purchaser shall defend or prosecute such Tax Matter in good faith, (B) Purchaser shall not, and shall cause the Acquired Companies not to, enter into any compromise or settlement of any such Tax Matter without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed, (C) Purchaser shall promptly inform Seller of all developments and events relating to such Tax Matter (including promptly responding to questions and information requests and promptly providing Seller with copies of relevant correspondence to or from any Taxing Authorities relating to such Tax Matter), (D) Seller or its authorized representatives shall be entitled, at Seller’s expense, to attend, observe and participate in all conferences, meetings and proceedings relating to such Tax Matter, and (E) Purchaser shall take into account all comments received from Purchaser with respect to the defense and prosecution of such Tax Matter.
(f)    Carrybacks. Following the Closing Date, Purchaser shall, and shall cause the Acquired Companies to, waive the right to carryback to any Pre-Closing Tax Period, any income Tax losses, credits or similar items attributable to any Acquired Company.
(g)    Tax Refunds. Upon receipt, Purchaser shall promptly pay to Seller the amount of any refund, rebate, abatement, reduction or other recovery (whether direct or indirect through a right of set-off or credit) of Taxes of or with respect to any Acquired Company (net of reasonable fees or expenses incurred by Purchaser or the Company or any of its Subsidiaries in obtaining such refund), and any interest received thereon, with respect to any Pre-Closing Tax Period or the pre-Closing portion of any Straddle Period (as determined under Section 5.13(c)) that does not relate to deductions or credits arising with respect to amounts funded by Purchaser. Notwithstanding anything else in this Section 5.13 to the contrary, Purchaser shall not be obligated to pay any such refund under this Section 5.13 to the extent that any such refund results from the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a taxable period beginning after the Closing Date (including the portion of any Straddle Period beginning after the Closing Date). To the extent a refund against Taxes that gave rise to a payment hereunder is subsequently disallowed or otherwise reduced, Seller shall pay to Purchaser the amount of such disallowed or reduced refund against Taxes (net of reasonable fees or expenses incurred).

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(h)    Section 338(g) Election. If, and only if, requested by Seller, Purchaser shall timely make an election under Section 338(g) of the Code (and any comparable election under state or local Tax Law) (a “Section 338(g) Election”) with respect to each Acquired Company for which Seller makes such a request. The Parties will cooperate to prepare and timely file, or cause to be prepared and timely filed, the IRS forms required to be filed in connection with any Section 338(g) Election requested pursuant to this Section 5.13(h), including any IRS Forms 8023 and Form 8883 (collectively, the “Section 338(g) Forms”), and Purchaser will provide Seller with final copies of any such Section 338(g) Forms filed by Purchaser and other documentation confirming their filing not later than fifteen (15) days after such forms are filed. Seller shall prepare an initial draft of any Form 8883 to be filed in connection with a Section 338(g) Election requested pursuant to this Section 5.13(h) and shall provide Purchaser with a draft copy of such IRS Form 8883 for review and comment not later than thirty (30) days prior to the due date for filing of such IRS Form 8883. Seller shall consider, in good faith, including in the IRS Form 8883 filed all reasonable comments provided by Purchaser with respect to any such draft copy not later than five (5) days prior to such due date. If any Section 338(g) Election is requested by Seller pursuant to this Section 5.13(h) (i) at least five (5) days prior to Closing, Purchaser shall provide Seller with written notice of such Section 338(g) Election and an executed copy of the applicable IRS Form 8023, its attachments and instructions in accordance with the requirements of Treasury Regulations § 1.338-2(e)(4) (any documents so provided, collectively, the “Section 338(g) Notice Documents”) at the Closing and (ii) after the Closing, Purchaser shall provide Seller with the Section 338(g) Notice Documents not later than fifteen (15) days after the applicable Form 8023 is filed. Purchaser shall, and shall cause its Affiliates (including the Acquired Companies) to not file any U.S. Tax Returns in a manner that is inconsistent with any Section 338(g) election made pursuant to this Section 5.13(h) and any Section 338(g) Forms, and shall take no position contrary thereto for U.S. Tax purposes.
(i)    Additional Tax Elections. Seller shall be entitled in its sole discretion, at any time prior to the Closing, to elect under Treasury Regulations section 301.7701-3(c) to treat as a disregarded entity for U.S. federal Tax purposes any Acquired Company that is currently treated as a corporation for U.S. federal Tax purposes.
5.14    Insurance Policies.
(a)    Effective at the Closing, all self-insurance arrangements shall terminate with respect to the Acquired Companies without any further action or liability on the part of the parties thereto.
(b)    From and after the Closing, Purchaser shall be solely responsible for providing insurance to the Acquired Companies for any event or occurrence after the Closing. Notwithstanding the foregoing, Seller shall keep, or cause the Acquired Companies to keep, all material insurance policies currently maintained with respect to the Acquired Companies and their

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respective assets and properties, or suitable replacements or renewals, in full force and effect through the Closing.
5.15    Competing Transactions. Prior to the Closing, Purchaser shall not, and shall not permit any of its Affiliates to, directly or indirectly, acquire or agree to acquire, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in or by any other manner, any assets, business or any Person, including any electric generation assets or business, as well as any assets or businesses in the truck transmission sector, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger, consolidation or purchase could reasonably be expected to (a) impose any substantial delay in the expiration or termination of any applicable waiting period or impose any substantial delay in obtaining of, or substantially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement, (b) substantially increase the risk of any Governmental Entity entering an order prohibiting such transactions, (c) substantially increase the risk of not being able to remove any such order prohibiting such transactions on appeal or otherwise or (d) substantially delay or impede the consummation of the Transaction.
5.16    Paranapanema Tender Offer. Purchaser shall carry out a tag-along tender offer (Oferta Pública de Aquisição de Ações por Alienação de Controle) for the acquisition of the shares of Duke Energy International, Geração Paranapanema S.A. (“Duke Paranapanema”), which are not part of the control block, pursuant to article 254-A of Law No. 6,404/76 (Brazilian Corporations Law) and article 5, III, of Duke Paranapanema’s bylaws, provided that the tender offer registration request shall be filed with the Brazilian securities commission (CVM – Comisão de Valores Mobiliários) no later than thirty (30) days after the Closing Date, pursuant to article 29 of CVM’s Instruction No. 361/2002.
5.17    Paranapanema SPA; Auction Notice; Paranapanema Concession Agreement. Purchaser shall undertake to comply with all obligations arising from the share purchase and sale agreement of Companhia de Energia Elétrica Paranapanema entered into on August 5, 1999 (the “Paranapanema SPA”), the auction notice (Edital) No. SF/001/99 (the “Auction Notice”) and the concession agreement entered into on September 21, 1999, pursuant to the terms of article 32 of Duke Paranapanema’s bylaws (the “Paranapanema Concession Agreement”) until the termination of the Paranapanema Concession Agreement. From the Closing until the second anniversary of the Closing Date, Seller shall, and shall cause its employees who are employees of Seller or any of its Affiliates as of the date of such request to, provide all cooperation reasonably requested by Purchaser and its Affiliates in connection with Purchaser’s obligations set forth in this Section 5.17, including, without limitation, by causing appropriate officers and employees of Seller and its Affiliates and their respective Representatives to be reasonably available to meet with Governmental Entities and to provide reasonably available information related to the Paranapanema SPA and the Paranapanema

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Concession Agreement, including any and all reasonably available information with respect to any Actions related to the Paranapanema SPA and the Paranapanema Concession Agreement.
5.18    Casualty. If any asset or property of the Acquired Companies is damaged or destroyed by fire or other casualty event, occurrence or circumstance after the date hereof but prior to the Closing (a “Casualty Loss”), and if the sum of (x) the estimated cost of repairing, replacing or restoring such damaged or destroyed asset or property to a condition reasonably comparable to its condition prior to such Casualty Loss plus (y) the amount of lost profits associated with such Casualty Loss to the extent that such lost profits are reasonably expected to accrue after the Closing as a result of such damage or destruction to such asset or property, each as estimated by a qualified firm reasonably acceptable to Purchaser and Seller (the “Damage Cost”):
(a)    is less than one-half percent (0.5%) of the Purchase Price, then (i) such Casualty Loss shall not be taken into account for purposes of determining whether the conditions set forth in Article VI of this Agreement have been satisfied, and (ii) Purchaser shall be entitled to receive all casualty insurance proceeds, and which proceeds shall be excluded from the calculation of Net Working Capital;
(b)    is greater than one-half percent (0.5%) of the Purchase Price but equal to or less than ten percent (10%) of the Purchase Price, then at Seller’s option, (i) the Purchase Price shall be reduced by the amount of the Damage Cost and such Casualty Loss shall not affect the Closing, or (ii) Seller shall repair or restore the assets or properties subject to such Casualty Loss to a condition reasonably comparable to their prior condition prior to Closing, and Seller shall be entitled to receive all casualty insurance proceeds in connection with such Casualty Loss. If for whatever reason the repair under subpart (ii) of the immediately preceding sentence is not completed prior to the Closing Date and all conditions set forth in Article VI have been satisfied or waived (other than those conditions that, by their terms, cannot be satisfied until the Closing) and the Parties are otherwise ready to close, at Purchaser’s option, (x) the Closing shall occur and the Purchase Price payable by Purchaser at Closing shall be reduced by the amount of the Damage Cost, less any verified amounts expended by Seller or any Non-Company Affiliate in connection with the repair or restoration actually completed by Seller on the assets or properties subject to Casualty Loss prior to Closing, and (y) the Closing Date shall be postponed for the amount of time reasonably necessary to complete such restoration or repair not to exceed ninety (90) days; or
(c)    is greater than ten percent (10%) of the Purchase Price, then either Seller or Purchaser may elect to terminate this Agreement in accordance with Article VII of this Agreement.

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5.19    Cooperation Regarding Certain Matters. As soon as practicable following the date hereof, Seller shall cause the Company to make available for review case files for the matter described on Schedule 5.19(a) of the Seller Disclosure Schedules.
5.20    GSF Matter. In the event that a full and complete release of the Acquired Companies of all Liabilities relating to the GSF Matter (the “GSF Settlement Agreement”) in consultation with and to the satisfaction of Purchaser, is not entered into prior to Closing, Purchaser and the Acquired Companies shall, after the Closing, have the right to control the prosecution, defense, compromise, settlement or disposal of the GSF Matter. Seller shall provide commercially reasonable cooperation to Purchaser and the Acquired Companies, at Purchaser’s request and direction, in connection with Purchaser’s and the Acquired Companies’ prosecution, defense, compromise, settlement and disposal of the GSF Matter after the Closing, including by timely providing any information relating to the GSF Matter. In the event that, after Closing, the GSF Matter is resolved (by settlement, order or otherwise) for an amount below the GSF Reserve Amount, then Purchaser shall notify Seller within five Business Days thereof and promptly (but in any event no later than fifteen (15) Business Days) remit an amount in cash to Seller equal to fifty percent (50%) of the amount by which the GSF Reserve Amount exceeds the amount of such resolution.
5.21    Further Assurances. Each of Seller, the Company and Purchaser agrees that, from time to time before and after the Closing Date, they will execute and deliver, and Seller shall cause the Acquired Companies (prior to Closing) and Purchaser shall cause the Acquired Companies (after the Closing) to execute and deliver, such further instruments, and take, or cause their respective Affiliates to take, such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement. Purchaser, the Company and Seller agree to use reasonable best efforts to refrain from taking any action which could reasonably be expected to materially delay the consummation of the Transaction.

5.22    Transition Services
(a)    From and after the date hereof, Seller shall provide or cause to be provided to Purchaser or the Acquired Companies until expiration of the three-month transition period immediately following the Closing Date transition services that are described on Annex A. Purchaser may request an extension in writing (providing reasonable detail) not later than fifteen (15) Business Days before the end of such transition period. Purchaser shall provide or cause to be provided to Seller or its Non-Company Affiliates for the three-month period immediately following the Closing Date transition services that are described on Annex B which are requested in writing (providing reasonable detail) by Seller not later than fifteen (15) Business Days before the Closing

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Date. The services referred to in this Section 5.22(a) are herein referred to as the “Transition Services,” the recipient of such services as the “Services Recipient” and the provider of such services as the “Services Provider.”
(b)    Services Provider shall, and shall cause its Affiliates to, perform any Transition Services provided hereunder in substantially the same quality and manner as the same or comparable services were provided during the three (3)-month period preceding the Closing, all during normal business hours and without interfering with the responsibilities of any applicable employee to his or her employees; provided, however, that notwithstanding anything to the contrary in this Agreement, (A) Services Provider and its Affiliates shall not have any liability to Services Recipient or its Affiliates for any acts or omissions of Services Provider or its Affiliates in connection with this Section 5.22 and the Transition Services, (B) Services Recipient shall indemnify and hold harmless Services Provider and its Affiliates from and against any and all Losses relating to the Transition Services except to the extent such Losses were caused by the gross negligence or willful misconduct of Services Provider or its Affiliates, (C) Services Provider shall not be obligated to retain any employees to provide the Transition Services, and (D) the exclusive remedy of Services Recipient and its Affiliates against Services Provider or its Affiliates for breach of this Section 5.22 or otherwise relating to the Transition Services shall be limited to termination (effective upon ten (10) days prior written notice) of the affected Transition Service and, in the case of Services Provider’s or its Affiliates’ gross negligence or willful misconduct, monetary damages (but in no event exceeding the amount paid to Services Provider for such Transition Services under Section 5.22(c)).
(c)    Services Recipient, upon not less than ten (10) days written notice to Service Provider, at any time and from time to time may, as of the date set forth in such notice (which may not precede the end of such ten (10)-day period without Service Provider’s approval), reduce or terminate its right to receive (and Service Provider’s associated obligations to provide or cause the provision of) any or all of the applicable Transition Services. Services Recipient shall reimburse Service Provider for the reasonable hourly salary and out-of-pocket expenses actually incurred by or on behalf of Service Provider or its Affiliates attributable to the provision of the Transition Services (such costs and expenses, the “Direct Costs”). No later than the fifteenth (15th) Business Day after the end of each calendar month during which Service Provider or its Affiliates provided Transition Services, beginning with the calendar month immediately following the Closing, Service Provider shall submit an invoice to Services Recipient for the Direct Costs incurred during such calendar month. If the Closing occurs on a day other than the last day of a month, the invoice for the first month shall be only for those Transition Services provided from such date until the end of the month in which the Closing took place. Services Recipient shall pay or cause to be paid each such invoice it receives within fifteen (15) days after its receipt.
5.23    Shareholder Agreement Consents

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(a)    Seller shall obtain, or shall cause its Affiliates to obtain, within ten (10) Business Days after the date hereof, any necessary consents or waivers under or pursuant to the agreements listed as Item 1 and as Item 2 in Schedule 3.5(d) of the Seller Disclosure Schedules (collectively, the “Shareholder Agreement Consents”), and shall provide evidence thereof to Purchaser, within such ten (10) Business Day period.
ARTICLE VI

CONDITIONS TO CLOSING
6.1    Conditions to Each Party’s Obligations to Effect the Closing. The respective obligations of each Party to effect the Closing shall be subject to the satisfaction or waiver (to the extent permitted by Law) by Purchaser and Seller, on or prior to the Closing Date, of each of the following conditions precedent:
(a)    Statutory Approvals. (i) The Brazil Regulatory Approvals shall have been obtained and shall have become Final Orders, (ii) the PRC Regulatory Approvals shall have been obtained, and (iii) all other Required Statutory Approvals shall have been obtained and shall have become Final Orders.
(b)    No Injunction. No temporary restraining order or preliminary or permanent injunction or other order by any court of competent jurisdiction or other Governmental Entity preventing consummation of the transactions contemplated by this Agreement shall have been issued and be continuing in effect, and the transactions contemplated by this Agreement shall not have been prohibited under any applicable Law or regulation; provided, however, that the Parties shall use reasonable best efforts to have any such order or injunction vacated or lifted.
(c)    Restructuring Transactions. The Restructuring Transactions, if any, shall have been consummated in all material respects.
6.2    Conditions to the Obligations of Purchaser to Effect the Closing. The obligation of Purchaser to effect the Closing shall be further subject to the satisfaction or waiver by Purchaser, on or prior to the Closing Date, of each of the following conditions:
(a)    Performance of Obligations of Seller and the Company. Seller and the Company shall have performed in all material respects all obligations contained in or contemplated by this Agreement which are required to be performed by Seller and the Company at or prior to the Closing (other than their respective obligations in Section 5.12, which are the subject of Section 6.1(c).

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(b)    Representations and Warranties. The representations and warranties of Seller and the Company set forth in this Agreement (other than the Fundamental Representations of Seller and the Company and the representation set forth in Section 3.7(b)) shall be true and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time which need only be true and correct as of such date or time), except for such failures of representations and warranties to be true and correct (without giving effect to any materiality qualification, Company Material Adverse Effect or Seller Material Adverse Effect standard contained in any such representations and warranties) which would not constitute a Company Material Adverse Effect. The Fundamental Representations of Seller and the Company and the representation and warranty set forth in Section 3.7(b) shall be true and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time which need only be true and correct as of such date or time) (except, in the case of the representations contained in Section 2.5(b) (Company Capitalization; Right and Title to Shares) and Section 3.5 (Capitalization), for de minimis exceptions).
(c)    Company Required Consents. The Company Required Consents set forth on Schedule 6.2(c) of the Seller Disclosure Schedules shall have been obtained.
(d)    Officer’s Certificate. Purchaser shall have received a certificate from an authorized officer of Seller, dated the Closing Date, to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.
(e)    No Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing.
(f)    Shareholder Agreement Consents Obtained. The Shareholder Agreement Consents shall have been obtained and evidence thereof shall have been provided to Purchaser within the time period prescribed in Section 5.22.
6.3    Conditions to the Obligations of Seller to Effect the Closing. The obligation of Seller to effect the Closing shall be subject to the satisfaction or waiver by Seller, on or prior to the Closing Date, of each of the following conditions:
(a)    Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations contained in or contemplated by this Agreement which are required to be performed by it at or prior to the Closing.
(b)    Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct on and as of the Closing Date with

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the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time which need only be true and correct as of such date or time) except for such failures of representations and warranties to be true and correct (without giving effect to any materiality qualification or standard contained in any such representations and warranties) which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
(c)    Officer’s Certificate. Seller shall have received a certificate from an authorized officer of Purchaser, dated the Closing Date, to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.
(d)    Section 338(g) Notice Documents. Seller shall have received any Section 338(g) Notice Documents required to be delivered by Purchaser pursuant to Section 5.13(h).
(e)    Brazilian Withholding Documentation. Seller shall have received the Brazilian Withholding Documentation required to be delivered by Purchaser pursuant to Section 1.8(b)(iii).
6.4    Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s failure to act in accordance with this Agreement.
ARTICLE VII

TERMINATION
7.1    Termination. This Agreement may be terminated at any time prior to the Closing Date:
(a)    by the mutual written agreement of Purchaser, the Company and Seller;
(b)    by Purchaser or Seller, if (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the transactions contemplated hereby or (ii) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, and such order, decree, ruling or injunction shall have become final and non-appealable and the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used reasonable best efforts to remove such order, decree, ruling or injunction;

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(c)    by Purchaser or Seller, by written notice, if the Closing Date shall not have occurred within six (6) months from the date hereof (the “Initial Termination Date”); provided, however, that the right to terminate the Agreement under this Section 7.1(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have caused or resulted in the failure of the Closing Date to occur on or before such date; and provided, further, that if on the Initial Termination Date the conditions to the Closing set forth in Section 6.1(a) or Section 6.1(b) (in the case of Section 6.1(b), solely insofar as such order, injunction, Law or regulation relates to the Required Statutory Approvals) have not been fulfilled but all other conditions to the Closing (other than those conditions that, by their terms, cannot be satisfied until the Closing) have been fulfilled (or waived) or are capable of being fulfilled by such date that is ninety (90) days following the Initial Termination Date (the “Final Termination Date”), then no Party shall have the right to terminate this Agreement pursuant to this Section 7.1(c) prior to the Final Termination Date;
(d)    by Purchaser, so long as Purchaser is not then in material breach of any of its representations, warranties, covenants or agreements hereunder, by written notice to Seller, if there shall have been a breach of any representation or warranty of Seller or the Company, or a breach of any covenant or agreement of Seller or the Company hereunder, which breach would result in a failure of a condition set forth in Section 6.2, and such breach shall not have been remedied within thirty (30) days after receipt by Seller and/or the Company of notice in writing from Purchaser, specifying the nature of such breach and requesting that it be remedied, or Purchaser shall not have received adequate assurance of a cure of such breach within such thirty-day (30-day) period;
(e)    by Seller, so long as Seller or the Company is not then in material breach of any of their representations, warranties, covenants or agreements hereunder, by written notice to Purchaser, if there shall have been a breach of any representation or warranty, or a breach of any covenant or agreement of Purchaser hereunder, which breach would result in a failure of a condition set forth in Section 6.3, and such breach shall not have been remedied within thirty (30) days after receipt by Purchaser of notice in writing from Seller, specifying the nature of such breach and requesting that it be remedied or Seller shall not have received adequate assurance of a cure of such breach within such thirty-day (30-day) period;
(f)    by Seller or Purchaser pursuant to Section 5.18;
(g)    by Seller, on or after March 1, 2017, if (i) the condition contained in Section 6.1(a)(ii) shall not have been satisfied by December 31, 2016 and (ii) on the date of termination, all other conditions contained in Article VI, including the condition contained in Section 6.1(a)(i), shall have been satisfied or waived (other than (x) the condition contained in Section 6.1(b) (due solely to an order, injunction, Law or regulation by any Governmental Entity in the PRC) and (y) those conditions that by their nature are to be satisfied at the Closing but which conditions would be satisfied or would be capable of being satisfied if the Closing Date were on the date of

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such termination, or those conditions that have not been satisfied as a result of a breach by Purchaser); or
(h)    . by Purchaser, if a copy of each of the Shareholder Agreement Consents has not been delivered to Purchaser within the time period prescribed in Section 5.22.
7.2    Effect of Termination. No termination of this Agreement pursuant to Section 7.1 shall be effective until notice thereof is given to the non-terminating Parties specifying the provision hereof pursuant to which such termination is made. If validly terminated pursuant to Section 7.1, this Agreement shall become wholly void and of no further force and effect without liability to any Party or to any Affiliate, or their respective members or shareholders, directors, officers, employees, agents, advisors or Representatives, and following such termination no Party shall have any liability under this Agreement or relating to the transactions contemplated by this Agreement to any other Party; provided that, (i) this Section 7.2 and Section 5.4(d) (insofar as it relates to information of Purchaser) of this Agreement shall survive termination hereof, (ii) no such termination shall relieve any Party from any liability for Willful Breach by such Party prior to the termination of this Agreement of any representation, warranty, covenant or agreement of such Party under this Agreement, and (iii) no such termination shall relieve Purchaser of its obligation to pay the Purchaser Termination Fee, if, as and when required pursuant to Section 7.3 (which Section 7.3 shall survive any such termination). In the event of the termination of this Agreement as provided in Section 7.1, Purchaser shall redeliver to Seller or the Company, as the case may be, and will cause its agents to redeliver to Seller or the Company, as the case may be, all documents, workpapers and other materials of Seller and the Acquired Companies, relating to any of them and the transactions contemplated hereby, whether obtained before or after the execution hereof, and Purchaser shall comply with all of its obligations under the Confidentiality Agreement.
7.3    Purchaser Termination Fee.
(a)    The Parties agree that if this Agreement is terminated:
(i)    by Seller or Purchaser pursuant to Section 7.1(b) due to a statute, rule, regulation, executive order, order, decree, ruling or injunction by any Governmental Entity in the PRC; or
(ii)    by Seller pursuant to Section 7.1(g),
then Purchaser shall, within five (5) Business Days following any such termination, pay (or cause to be paid) by wire transfer of immediately available funds to an account designated in writing by Seller a termination fee equal to $48,478,988 (the “Purchaser Termination Fee”).
(b)    For the avoidance of doubt, in no event shall Purchaser be obligated to pay the Purchaser Termination Fee on more than one (1) occasion. Payment of the Purchaser Termination Fee is not a penalty and shall constitute liquidated damages as a reasonable amount

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that will compensate Seller in the circumstances upon which the Purchaser Termination Fee is payable for the efforts and resources expended and opportunity foregone with respect to the consummation of the transactions contemplated hereby which would otherwise be impossible to calculate with precision and, except as provided in clauses (i) and (ii) of the proviso of Section 7.2, from and after such termination as described in Section 7.3(a), Purchaser shall have no further liability or obligations of any kind in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 7.3.
(c)    Purchaser acknowledges that the agreement contained in this Section 7.3 is an integral part of this Agreement and that, without this Section 7.3, Seller would not have entered into this Agreement. Accordingly, if Purchaser fails to promptly pay any amount due pursuant to this Section 7.3, Purchaser shall pay to Seller all reasonable fees, costs and expenses of enforcement (including reasonable attorney’s fees as well as reasonable expenses incurred in connection with any action initiated by Seller), together with interest on the amount of the Purchaser Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made.
ARTICLE VIII

INDEMNIFICATION
8.1    Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements of the Parties hereto contained in this Agreement at the Closing shall survive the Closing for twelve (12) months after the Closing; provided that, notwithstanding anything to the contrary contained herein, (A)(i) the representations and warranties set forth in Section 2.1 (Organization and Qualification), Section 2.2 (Authority), Section 2.5 (Company Capitalization; Right and Title to Shares); (ii) Section 3.1 (Organization and Qualification), Section 3.2 (Authority) and Section 3.5 (Capitalization), (the items in clauses (i) and (ii), collectively, the “Fundamental Representations”); and (iii) the representations and warranties of Purchaser set forth in Section 4.1 (Organization and Qualification) and Section 4.2 (Authority), shall survive the Closing for five (5) years; (B) the covenants and agreements in this Agreement under which performance extends beyond the Closing Date shall survive until the date that is ninety (90) days after the last day a Party is required to take action or refrain from taking action in accordance therewith; and (C) the interim covenants contained in Section 5.1(a) shall survive until the date that is ninety (90) days after the Closing. Notwithstanding anything to the contrary contained herein, representations and warranties set forth in Section 3.9 (Tax Matters) and the covenants and agreements set forth in Section 5.13 (Tax Matters) (collectively, such representations and covenants, together with the agreements and covenants set forth in Section 1.8(b) (Withholding Rights), the “Tax Reps and Covenants”) shall survive the Closing until sixty (60) days following the expiration of the applicable statute of limitations. Notwithstanding the foregoing,

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any claim made within the applicable time period set forth in the foregoing sentences with reasonable specificity by the Party seeking to be indemnified (or if reasonable specificity is not possible, setting forth information known at such time with respect to such claim) shall survive until such claim is finally resolved. The Parties expressly agree that the provisions of this Section 8.1 shall operate as a contractual statute of limitations.
8.2    Indemnification by Seller. Subject to Section 8.4, from and after the Closing Date, Seller shall indemnify and hold harmless Purchaser and its Affiliates (including, after the Closing Date, the Company) and their respective directors, officers, employees, successors and assigns (each, a “Purchaser Indemnified Party”) from and against all Losses actually imposed on or suffered or incurred by them, in connection with, arising out of or resulting from (a) a failure of any representation or warranty made by Seller or the Company in this Agreement to be true and correct on and as of the Closing Date (and, except with respect to Section 3.6 and Section 3.7(b)) in each case disregarding, for all purposes of this Article VIII, any “material,” “Company Material Adverse Effect,” “Seller Material Adverse Effect,” or similar qualifications contained therein), (b) any breach of any covenant or agreement of Seller or, prior to the Closing, the Company, under this Agreement, (c) all Taxes of the Acquired Companies for all Pre-Closing Tax Periods and the pre-Closing portion of any Straddle Period (as determined under Section 5.13(c)), (d) any Transfer Taxes for which Seller is liable pursuant to Section 5.13(a), (e) any Seller Withholding Liabilities, (f) the Actions set forth on Schedule 8.2(f) of the Seller Disclosure Schedules; provided, that, the maximum amount of Losses that may be recovered from Seller for any amounts due under this Section 8.2(f) shall be an amount equal to Brazilian Reais 7.5 million, (g) the Actions set forth on Schedule 8.2(g) of the Seller Disclosure Schedules; provided, that, the maximum amount of Losses that may be recovered from Seller for any amounts due under this Section 8.2(g) shall be an amount equal to ten (10%) of the Purchase Price, (h) the matters set forth on Schedule 8.2(h) of the Seller Disclosure Schedules, and (i) the Restructuring Transactions and the Additional Restructuring Transactions (which, for the avoidance of doubt, in each case exclude the Transaction).
8.3    Indemnification by Purchaser. Subject to Section 8.4, from and after the Closing Date, Purchaser shall indemnify and hold harmless Seller and its Affiliates and their respective directors, officers, employees, successors and assigns (each, a “Seller Indemnified Party”) from and against all Losses actually imposed on, suffered or incurred by them in connection with, arising out of or resulting from (a) a failure of any representation or warranty made by Purchaser in this Agreement to be true and correct on and as of the Closing Date (and in each case disregarding, for all purposes of this Article VIII, any “material,” “Purchaser Material Adverse Effect,” or similar qualifications contained therein), or (b) any breach of any covenant or agreement of Purchaser or, after the Closing, the Company, under this Agreement, (c) all Taxes of the Acquired Companies for all Post-Closing Tax Periods and the post-Closing portion of any Straddle Period (as determined under Section 5.13(c)), (d) any Transfer Taxes for which Purchaser is liable pursuant to Section 5.13(a), and (e) any Purchaser Withholding Liabilities.

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8.4    Limitations on Indemnification.
(a)    No claim may be made or asserted nor may any Action be commenced pursuant to Sections 8.2 or 8.3 against any Party for breach of any representation, warranty or covenant contained herein, unless written notice of such claim or Action has been given by the Indemnified Party to the Indemnifying Party, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action (or if reasonable detail is not possible, setting forth information known at such time with respect to such claim), on or prior to the date on which the representation or warranty on which such claim or Action is based ceases to survive as set forth in Section 8.1;
(b)    Notwithstanding anything to the contrary contained in this Agreement:
(i)    except in the breaches of any Fundamental Representation, the representations set forth in Sections 2.7 (Brokers and Finders) and 3.21 (Brokers and Finders), or the Tax Reps and Covenants, Seller shall not be liable for any claim for indemnification pursuant to Section 8.2(a), unless and until the aggregate amount of indemnifiable Losses that may be recovered from Seller pursuant to Section 8.2(a) equals or exceeds one percent (1%) of the Purchase Price (the “Deductible Amount”), at which point Seller shall be liable only for the amount of those Losses indemnifiable pursuant to Section 8.2(a) in excess of the Deductible Amount;
(ii)    except in the case of breaches of any Fundamental Representation, the representations set forth in Sections 2.7 (Brokers and Finders) and 3.21 (Brokers and Finders), or the Tax Reps and Covenants, no Losses may be claimed under Section 8.2(a) by any Indemnified Party, nor shall any Losses be reimbursable or included in calculating the aggregate indemnifiable Losses set forth in subsection (i) of this Section 8.4(b), other than Losses in excess of one hundred thousand dollars ($100,000) resulting from any single claim or aggregated claims arising out of related facts, events or circumstances; provided that, subject to this Section 8.4(b), after such amount is reached, all such Losses may be claimed under Section 8.2(a) by an Indemnified Party;
(iii)    except in the case of breaches of any Fundamental Representation, the representations set forth in Sections 2.7 (Brokers and Finders) and 3.21 (Brokers and Finders), or the Tax Reps and Covenants, the maximum amount of indemnifiable Losses that may be recovered from Seller for any amounts due under Section 8.2(a) shall be an amount equal to ten percent (10%) of the Purchase Price;
(iv)    the aggregate amount of Losses for which either Party is liable under this Article VIII shall not be in excess of the amount of the Purchase Price;

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(v)    the right to indemnification, payment, reimbursement, or other remedy based upon the inaccuracy or breach of any representation or warranty will not be affected by any investigation conducted or any knowledge acquired at any time whether before or after the date hereof or the Closing Date, with respect to the accuracy or inaccuracy of such representation or warranty; and
(vi)     no Party shall have any Liability pursuant to Section 8.2(a), (b) or (c) or Section 8.3(a), (b) or (c) for any special, indirect, consequential (including lost profits) or punitive damages (other than (i) punitive damages payable to third parties or (ii) relating to a breach or alleged breach of Sections 3.6, 3.11, 3.13 or 3.15(b)).

8.5    Notice of Loss; Third Party Claims.
(a)    Other than with respect to any Third Party Claim that is provided for in Section 8.5(b), an Indemnified Party shall give the Indemnifying Party notice of any matter that an Indemnified Party has determined has given rise to a right of indemnification under this Article VIII, promptly after such determination, stating the amount of the Losses, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII, except to the extent that the Indemnifying Party is actually and materially prejudiced by such failure.
(b)    If an Indemnified Party shall receive notice of any Action, audit, claim, demand or assessment (each, a “Third Party Claim”) against it that may give rise to a claim for Losses under this Article VIII, promptly after the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim (a “Claim Notice”); provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII, except to the extent that the Indemnifying Party is actually and materially prejudiced by such failure. The Indemnifying Party shall be entitled, to the extent permitted by applicable Law, to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice (reasonably acceptable to the Indemnified Party), if it gives notice of its intention to do so to the Indemnified Party within thirty (30) days of its receipt of the Claim Notice; provided that the Indemnifying Party shall not be entitled to assume control of such defense and shall pay (x) the fees and expenses of counsel retained by the Indemnified Party and (y) in the case of Third Party Claims relating to a claim made by a Governmental Entity, the cost of posting a bond or other security in connection with such Third Party Claim, if (A) such Third

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Party Claim for indemnification relates to or arises in connection with any criminal Action; (B) such Third Party Claim seeks an injunction or equitable relief against the Indemnified Party; (C) such Third Party Claim is reasonably foreseeable to result in Losses which are more than 200% of the remaining applicable indemnifiable amount pursuant to this Article VIII at the time such claim is submitted by the Indemnified Party; (D) such Third Party Claim relates to a claim made by a Governmental Entity; (E) such Third Party Claim relates to or arises in connection with customers, suppliers or senior management of the Acquired Companies, or (F) such Third Party Claim relates to any of the Actions set forth on Schedule 8.2(f) of the Seller Disclosure Schedule or on Schedule 8.2(g) of the Seller Disclosure Schedule.
(c)    Notwithstanding the foregoing, if the actual or potential defendants in, or targets of, such Third Party Claim include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party shall have reasonably concluded that there exists an actual conflict of interest between them (including one or more legal defenses available to the Indemnified Party which are not available to the Indemnifying Party) or is reasonably likely to develop during the pendency of the litigation that would make it inappropriate in the reasonable judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain one counsel (plus one local counsel, if necessary) reasonably acceptable to the Indemnifying Party, at the expense of the Indemnifying Party; provided that the Indemnified Party and such counsel shall use diligent and good faith efforts in such defense.
(d)    The Indemnified Party shall cooperate with the Indemnifying Party in the defense and settlement of any Third Party Claim and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party; provided that such access shall not unduly interrupt the Indemnified Party’s businesses. Any settlement or compromise of such Third Party Claim by the Indemnifying Party shall require the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, that no such consent shall be required as long as it is solely a monetary settlement which is fully indemnifiable that provides a full release of the Indemnified Party with respect to such Third Party Claim and does not contain an admission of liability on the part of the Indemnified Party.
(e)    If the Indemnifying Party does not assume control over the defense of such Third Party Claim as provided in Section 8.5(b), then the Indemnified Party shall have the right to defend such Third Party Claim and the Indemnifying Party shall be required to pay all reasonable costs and expenses incurred by the Indemnified Party in connection with such Third Party Claim; provided that the Indemnified Party shall use diligent and good faith efforts in its defense of such Third Party Claim and shall not settle such Third Party Claim without obtaining

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the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed, unless, that in such event, the Indemnified Party shall waive any right to indemnity therefor by the Indemnifying Party for such Third Party Claim. In such event, the Indemnifying Party shall cooperate with the Indemnified Party in the defense and settlement of any Third Party Claim and make available to the Indemnified Party all witnesses, pertinent records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party; provided that such access shall not unduly interrupt the Indemnifying Party’s businesses. The Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless (i) the Indemnifying Party consents in writing to such payment, (ii) a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party has been entered against the Indemnified Party for such Third Party Claim or (iii) the Indemnified Party waives in writing its right to indemnification hereunder with respect to such Third Party Claim.
(f)    With respect to any Tax Matter, the provisions of Section 5.13(e), and not this Section 8.5 (except Section 8.5(g)) shall control to the extent of any conflict between such provisions. Notwithstanding the preceding sentence, with respect to any Third Party Claim and any Tax Matter, if there is any conflict between Section 8.5(g) and any other provision herein (including Section 5.13(e)), Section 8.5(g) shall govern in all events.
(g)    The defense of proceedings related to any Third Party Claims and any Tax Matter that may affect the ability of the Acquired Companies and/or the Purchaser to obtain clearance certificates (or positive certificates with clearance effects) of debts or obligations owed to Governmental Authorities (including without limitation Tax debts, Taxes and sector charges), shall be conducted through the adoption of any and all measure necessary to maintain the suspension of the applicability (in Portuguese, “suspensão de exigibilidade”) of any liability or obligation under discussion, allowing for the issuance of said certificates. If, at any time, the applicability of any liability is no longer suspended or the obtaining of certificates is impaired, the Indemnifying Party, or the Seller in the case of a Tax Matter contested in accordance with Section 5.13(e)(i), shall have a maximum period of ten (10) days from the knowledge by the Indemnifying Party, or the Seller in the case of a Tax Matter contested in accordance with Section 5.13(e)(i), to perform any act necessary to reverse the situation. In case there is a need obtain certificates that allow the Acquired Companies and/or Purchaser to participate in tenders, enter into agreements or enjoy relevant rights, and it is not possible to obtain them with at least ten (10) days before the date when they shall be presented, the Indemnified Party, or the Purchaser in the case of a Tax Matter contested in accordance with Section 5.13(e)(i), shall notify the Indemnifying Party, or the Seller in the case of a Tax Matter contested in accordance with Section 5.13(e)(i), so that the latter may obtain, within three (3) days from the receipt of such notification, the suspension of the enforceability of credit or obligation in order to allow the effective issuance of the referred certificates. In case the Indemnifying Party, or the Seller in the case of a Tax Matter contested in accordance with Section 5.13(e)(i), does not

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obtain such suspension in the referred term, (i) in the case of a Third Party Claim, the Indemnified Party may revoke the power of attorney granted to the lawyer responsible for the defense, and (ii) in the case of Tax Matter contested in accordance with Section 5.13(e)(i), the Seller shall no longer control the resolution of such Tax Matter and the provisions of Section 5.13(e)(ii) shall apply, and/or adopt the measures required to obtain the suspension of the enforceability of credit and the referred certificates, being fully indemnified, in accordance with this Agreement, for amounts paid and other costs relating to the proceedings, regardless of any discussion about the efficiency or convenience of the payment or any other act performed in this respect. In any case, the reasonable costs associated with the legal fees of the defense, after it is assumed by the Indemnified Party or the Purchaser, as the case may be, shall still be subject to indemnification to the Indemnified Party or the Purchaser, as the case may be, in accordance with the provisions in this Agreement.
8.6    Mitigation; Adjustments.
(a)    Each Indemnified Party shall use its reasonable best efforts to mitigate any Losses under this Article VIII (which efforts in no event shall include commencement of litigation against any Person). In the event an Indemnified Party fails to so mitigate an indemnifiable Loss, the Indemnifying Party shall have no Liability for any portion of such Loss that reasonably would have been avoided had the Indemnified Party made such efforts. Purchaser shall, and shall cause the Acquired Companies to, reasonably cooperate with Seller in recovering from any third parties (including with respect to enforcement of any Acquired Company’s indemnification rights) any Loss paid by Seller pursuant to this Article VIII.
(b)    In calculating the amount of any Loss under this Article VIII, the proceeds actually received by the Indemnified Party or any of its Affiliates under any third-party insurance policy, or pursuant to any claim, recovery, settlement or payment by or against any other Person, net of any actual costs, expenses or premiums incurred in connection with securing or obtaining such proceeds, shall be deducted from such Loss or indemnification payment.
(c)    The amount of any Damages incurred by the Indemnified Party shall be reduced by the amount of any Tax benefit attributable to such Damages that are actually realized by the Indemnified Party or any of its Affiliates through a reduction in cash Tax payments that otherwise would have been required to be made by such Indemnified Party or any of its Affiliates, as the case may be, on or before the end of the taxable year in which indemnification is sought or in the taxable year immediately following such taxable year; provided, however, that for the avoidance of doubt, in no event shall such Indemnified Party (or its applicable Affiliate) be required to disclose any information it deems confidential, including its tax returns and its calculations.

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(d)    Purchaser and Seller agree to treat, and to cause their respective Affiliates to treat, for all Tax purposes, any payment made under this Article VIII, to the maximum extent permitted by applicable Law, as an adjustment to the Purchase Price.
8.7    Remedy. Except as provided in Section 10.5 or in the case of actual and intentional fraud, (a) this Article VIII shall be the exclusive remedy of the Parties hereto following the Closing for any Losses arising out of any breach or inaccuracy of the representations, warranties, covenants and agreements of the Parties contained in this Agreement, and (b) each of the Parties hereto hereby waives, to the fullest extent permitted by applicable Law, any and all rights, claims and causes of action it may have against the other Parties hereto with respect to any breach or inaccuracy of the representations, warranties, covenants and agreements of the Parties contained in this Agreement, arising under or based upon any Law or Governmental Order, other than the right to seek indemnity pursuant to this Article VIII.
8.8    Director and Officer Release; Seller Release.
(a)    Purchaser shall cause the Acquired Companies to completely and irrevocably release, hold harmless and forever discharge each director or officer of the Acquired Companies who resigns at the Closing (or before the Closing at the request of Purchaser) from any and all claims, damages, Losses, demands, Actions, causes of action, promises and/or Liabilities of every kind or character whatsoever, whether in law or in equity, the same may owe or have to the Acquired Companies in his or her capacity as a director or officer thereof arising on or before the Closing, other than liabilities arising from his or her gross negligence, recklessness, criminal conduct or self-dealing.
(b)    Effective on the Closing, the Seller, on behalf of itself and its Affiliates, hereby completely and irrevocably releases, holds harmless and forever discharges Purchaser, each Acquired Company and each of their respective post-Closing Affiliates, from any and all claims, damages, Losses, demands, Actions, causes of action, promises and/or Liabilities of every kind or character whatsoever, whether in law or in equity, to the extent arising out of Seller or any of its Affiliates having been an equity, debt or option holder of any of the Acquired Companies, including, without limitation, any such claims, damages, Losses, demands, Actions, promises with respect to declared but unpaid dividends.
ARTICLE IX

DEFINITIONS AND INTERPRETATION
9.1    Defined Terms. The following terms are defined in the corresponding Sections of this Agreement:

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Defined Term	Section Reference
Additional Restructuring Transactions	Section 1.7(a)
Adjustment Amount Statement	Section 1.6(a)
Affiliate Contracts	Section 3.19(a)
Agreement	Preamble
Auction Notice	Section 5.17
Brazilian Withholding Documentation	Section 1.8(b)(iii)
Brazilian Withholding Taxes	Section 1.8(b)
Casualty Loss	Section 5.18
CBA	Section 3.17(a)
Claim Notice	Section 8.5(b)
Closing	Section 1.3
Closing Date	Section 1.3
Company	Preamble
Company Material Contracts	Section 3.15(a)
Company Plans	Section 3.12(a)
Company Required Consents	Section 3.3
Company Required Statutory Approvals	Section 3.4
Concession Real Property	Section 3.14
Concessions	Section 3.14(c)
Continuing Employees	Section 5.6(a)
Contract	Section 2.3
Contracting Party	Section 3.15(a)
Damage Cost	Section 5.18(a)
DARFs	Section 1.8(b)(ii)
December 2015 Financial Statements	Section 3.6(a)
Deductible Amount	Section 8.4(b)(i)
Deemed Closing Time	Section 1.3
DEIG	Preamble
Disclosure Schedules	Section 10.8
Dispute Notice	Section 1.6(c)
Duke Paranapanema	Section 5.16
Environmental Permits	Section 3.16(a)(i)
ERISA Affiliate	Section 3.12(a)
Estimated Adjustment Amount	Section 1.5
Estimated Adjustment Amount Statement	Section 1.5
Estimated Purchase Price	Section 1.2
Final Termination Date	Section 7.1(c)
Financial Statements	Section 3.6
Financing Arrangements	Section 4.6(a)
Fundamental Representations	Section 8.1
GSF Settlement Agreement	Section 5.20

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IGA	Section 5.12(g)
Incremental Withholding Taxes	Section 1.8(b)(iv)
Initial Termination Date	Section 7.1(c)
Intellectual Property	Section 3.18(b)
Intercompany Indebtedness	Section 3.19(b)
June 2016 Financial Statements	Section 3.6(a)
Leases	Section 3.14(a)
Leased Real Property	Section 3.14(a)
Non-U.S. Benefit Plan	Section 3.12(c)
Owned Real Property	Section 3.14(a)
Paranapanema Concession Agreement	Section 5.17
Paranapanema SPA	Section 5.17
Party	Preamble
Purchase Price	Section 1.2
Purchase Price Allocation Statement	Section 5.12(i)
Purchaser	Preamble
Purchaser Guaranty	Recitals
Purchaser Indemnified Party	Section 8.2
Purchaser Termination Fee	Section 7.3(a)(ii)
Purchaser Required Consents	Section 4.3
Purchaser Required Statutory Approvals	Section 4.4
Purchaser Withholding Liabilities	Section 1.8(b)(iv)
Representatives	Section 5.4(a)
Restructuring Transactions	Section 1.7
Section 338(g) Elections	Section 5.13(i)
Section 338(g) Forms	Section 5.13(i)
Section 338(g) Notice Documents	Section 5.13(i)
Seller	Preamble
Seller Counsels	Section 10.6
Seller Guaranty	Recitals
Seller Indemnified Party	Section 8.3
Seller Plans	Section 5.6(e)
Seller Required Statutory Approvals	Section 2.4
Seller Marks	Section 5.9(a)
Seller Withholding Liabilities	Section 1.8.(b)(v)
Services Provider	Section 5.22(a)
Services Recipient	Section 5.22(a)
Solvent	Section 4.6(b)
Support Obligations	Section 3.19(c)
Tax Matter	Section 5.13(e)
Tax Reps and Covenants	Section 8.1
Third Party Claim	Section 8.5(b)
Transaction	Section 1.1

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Transition Services	Section 5.22(a)
Violation	Section 2.3
9.2    Definitions. Except as otherwise expressly provided in this Agreement, whenever used in this Agreement (including the Schedules), the following terms will have the meanings indicated below:
(a)    “Acquired Companies” means, collectively, the Company, the Company Subsidiaries and the Project Companies and each, individually, an “Acquired Company.”
(b)    “Action” means any civil, criminal, labor, social security, environmental, administrative or any other claim, action, suit, proceeding or arbitration by or before any Governmental Entity.
(c)    “Adjustment Amount” means an amount in U.S. dollars equal to the sum, which may be a positive or negative number, of (A) (i) the Net Working Capital as of the Deemed Closing Time, minus (ii) the June 30 Net Working Capital, the result of which may be a positive or negative number, and (B) (i) the June 30 Total Indebtedness, minus (ii) the Total Indebtedness as of the Deemed Closing Time, the result of which may be a positive or negative number. For purposes of the Adjustment Amount, the Intercompany Indebtedness shall be deemed to have been repaid and discharged immediately prior to the Deemed Closing Time.
(d)    “Affiliate” means, with respect to any Person or group of Persons, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person or group of Persons; provided that any Person (other than any Acquired Company or any Affiliate of an Acquired Company) that owns Equity Interests in any Project Company shall be deemed not to be an Affiliate of any of the Acquired Companies. “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities or other Equity Interests, by contract or otherwise.
(e)    “Brazil Regulatory Approvals” means the approvals of the Brazilian Antitrust Agency (“CADE – Conselho Administrativo de Defesa Econômica”) and the National Agency of Electrical Energy (“ANEEL – Agência Nacional de Energia Elétrica”).
(f)    “Business Day” means a day other than a Saturday or Sunday or any other day on which banks are not required to be open or are authorized to close in New York, New York, Sao Paolo, Brazil, Luxembourg, Hong Kong or Beijing, China.
(g)    “Code” means the Internal Revenue Code of 1986, as amended.

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(h)    “Company Material Adverse Effect” means any change or event that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (x) the businesses, assets, financial condition or results of operations of the Acquired Companies, taken as a whole, or (y) the ability of Seller to consummate the transactions contemplated by this Agreement or perform its obligations hereunder; provided however, with respect to subparagraph (x), that none of the following shall constitute or be taken into account in determining whether there has been or is a Company Material Adverse Effect: (i) any changes, events or developments in the international, national, regional, state or local economy or financial, securities or credit markets (including changes in prevailing interest rates); (ii) any changes, events or developments in the international, national, regional, state or local (A) industry in which an Acquired Company operates or (B) regulatory or political conditions; (iii) any changes, events or developments relating to “acts of war” (whether or not declared), armed hostilities or terrorism or relating to national security; (iv) any changes that result from natural disasters or “acts of God” or other “force majeure” events; (v) any changes in weather conditions, customer usage patterns or hydrology; (vi) any performance by Purchaser, Seller or any of their respective Affiliates of their respective obligations, covenants or agreements contained in this Agreement (including any actions required to be taken by Purchaser, Seller or any of their respective Affiliates that are not in violation of this Agreement and that are taken to obtain any Required Statutory Approval); (vii) any action taken or omitted to be taken (A) by Purchaser or (B) by Seller or an Acquired Company at the request or with the consent of Purchaser or which is expressly permitted by this Agreement; (viii) any effects or conditions (including any loss of, or adverse change in, the relationship of an Acquired Company with its respective customers, employees (including any employee departures or labor union or labor organization activity), regulators, financing sources or suppliers) proximately caused by, or resulting from, the announcement of this Agreement, the pendency of the transactions contemplated by this Agreement or the identity of Purchaser or any of its Affiliates; (ix) any changes in (A) any Law (including Environmental Laws and any interpretation or enforcement thereof by any Governmental Entity), regulatory policies or industry standards, or (B) accounting standards, principles or interpretations; (x) any change in the financial condition or results of operation of an Acquired Company, including a reduction in the credit rating, solely to the extent attributable to any action of Purchaser or its Affiliates or the transactions expressly contemplated or permitted by this Agreement; (xi) any changes in the costs of commodities or supplies, including fuel, or changes in the price of electricity; (xii) any effects or conditions proximately caused by, or resulting from, the consummation for the Restructuring Transactions, if any; except, in the case of clauses (i) through (v), (ix) or (xi) above, to the extent that any such change, event, effect, circumstance or occurrence has a disproportionate effect on the businesses, assets, financial condition or results of operations of the Acquired Companies, relative to other Persons who are in the hydroelectric power business in Brazil.

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(i)    “Company Shares” means the 634,592,113 shares of the Company, par value (U.S.) $1.00 per share.
(j)    “Company Subsidiary” means each of the Persons set forth in Schedule 3.5(a) of the Seller Disclosure Schedules.
(k)    “Confidentiality Agreement” means the Confidentiality Agreement, dated March 18, 2016, between Purchaser and Parent.
(l)    “Consent” means any consent, approval, authorization, order, filing, registration or qualification of, by or with any Person.
(m)    “Consultation Threshold” means the individual amount set forth in Schedule 9.2 of the Seller Disclosure Schedules under “Consultation Threshold.”
(n)    “Damages” means Liabilities, demands, claims, suits, actions, or causes of action, losses, costs, expenses, damages and judgments, whether or not resulting from third party claims (including reasonable fees and expenses of attorneys and accountants).
(o)    “Environmental Law” means any foreign, federal, state or local Law or applicable Governmental Order relating to (i) pollution, (ii) protection of human health or safety (to the extent human health or safety relate to exposure to Hazardous Substances), (iii) the treatment, disposal, emission, discharge, use, storage, burial, transportation, handling, recycling, reclamation, cleanup, Release or threatened Release of, or exposure to, Hazardous Substances or (iv) the preservation and protection of the environment (including natural resources, air, surface or subsurface land, waters and historic and archeological heritage).
(p)    “Equity Interests” means shares of capital stock, limited liability company, partnership or other equity interests or any security, right, subscription, warrant, option, “phantom” stock right or Contract of any kind convertible into or exchangeable or exercisable for any shares of capital stock, limited liability company, partnership or other equity interests.
(q)    “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
(r)    “Final Order” means an action by the relevant regulatory authority which has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the transactions contemplated hereby may be consummated has expired (but without the requirement for expiration of any applicable rehearing or appeal period), and as to which all conditions to the consummation of such transactions prescribed by Law, regulation or order have been satisfied.

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(s)    “GAAP” means generally accepted accounting principles as applied in Brazil or the United States, as applicable.
(t)    “Governmental Entity” means any supranational, national, federal, state, municipal or local governmental or quasi-governmental or regulatory authority (including a national securities exchange or other self-regulatory body), agency, court, commission or arbitrator or other similar entity, domestic or foreign.
(u)    “Governmental Order” means any order, decree, ruling, injunction, judgment or similar act of or by any Governmental Entity.
(v)    “GSF Matter” means the portion affecting the Acquired Companies in the lawsuit 0034944-23.2015.4.01.3400 filed by APINE – Associação dos Produtores Independentes de Energia Elétrica, which addresses the financial impact of hydrologic risk and the mechanisms for its allocation among the different agents of the Brazilian power sector, including the Acquired Companies.
(w)    “GSF Reserve Amount” means the reserve amount for the GSF Matter on the books of the applicable Acquired Company as of the Closing Date, determined in accordance with GAAP, converted into U.S. dollars based on the exchange rate for selling released by the Central Bank of Brazil on the second Business Day prior to Closing.
(x)    “GSF Settlement Amount” means, if the GSF Settlement Agreement is entered into prior to Closing, the actual amount paid or required to be paid by any Acquired Company under the GSF Settlement Agreement.
(y)    “Hazardous Substance” means any material, substance or waste (whether liquid, gaseous or solid) that (i) requires removal, remediation or reporting under any Environmental Law, or is listed, classified or regulated as a “pollutant,” “contaminant,” “hazardous waste” or “hazardous substance” (or other similar term) pursuant to any applicable Environmental Law or (ii) is regulated under applicable Environmental Laws as being toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous, including any petroleum product or by-product, petroleum-derived substances wastes or breakdown products, asbestos or polychlorinated biphenyls.
(z)    “Indebtedness” has the meaning given to it in the definition of “Total Indebtedness.”
(aa)    “Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

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(bb)    “Indemnifying Party” means Seller for the purpose of Section 8.2 and Purchaser for the purpose of Section 8.3, as the case may be.
(cc)    “Independent Accountants” means an internationally recognized firm of accountants appointed as mutually agreed by Purchaser and Seller (and which firm in any case does not serve as the independent auditor of Purchaser or Seller); provided that if Purchaser and Seller are unable to agree on an such firm, Seller shall propose two such firms neither of which shall have provided services to Seller or its Affiliates during the prior two years, and Purchaser shall select one; provided that if Purchaser does not provide notice of its selection within ten (10) Business Days, Seller shall be entitled to select one of the proposed firms to serve as Independent Accountants.
(dd)    “IRS” means the United States Internal Revenue Service.
(ee)    “June 30 Net Working Capital” means the Net Working Capital of the Acquired Companies on a combined basis as of June 30, 2016, as derived from the June 2016 Financial Statements.
(ff)    “June 30 Total Indebtedness” means the Total Indebtedness of the Acquired Companies on a combined basis as of June 30, 2016, as derived from the June 2016 Financial Statements.
(gg)    “Knowledge” when used with respect to the Company, means the actual knowledge of any fact, circumstance or condition of those officers of the Company or its Affiliates set forth in Schedule 9.2(2)(a) of the Seller Disclosure Schedules and to the extent set forth in Schedule 9.2(2)(a) of the Seller Disclosure Schedules; when used with respect to Seller, means the actual knowledge of any fact, circumstance or condition of those officers of Seller or its Affiliates set forth in Schedule 9.2(2)(b) of the Seller Disclosure Schedules and to the extent set forth in Schedule 9.2(2)(b) of the Seller Disclosure Schedules; and when used with respect to Purchaser, means the actual knowledge of any fact, circumstance or condition of those officers of Purchaser or its Affiliates set forth in Schedule 9.2(2)(c) of the Purchaser Disclosure Schedules and to the extent set forth in Schedule 9.2(2)(c) of the Purchaser Disclosure Schedules.
(hh)    “Law” means any law, statute, ordinance, regulation, code, or rule of or by any Governmental Entity or any arbitrator.
(ii)    “Liabilities” means any and all liabilities or Indebtedness of any nature (whether direct or indirect, absolute or contingent, liquidated or unliquidated, due or to become due, accrued or unaccrued, matured or unmatured, asserted or unasserted, determined or determinable and whenever or however arising).

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(jj)    “Lien” means any lien, claim, security interest, pledge, mortgage, encumbrance, other adverse claim, conditional sale agreement, title retention contract, restriction on transfer, deed restriction, claim, easement, right of first refusal, option to purchase, proxy, voting trust or voting agreement, earn out or revenue sharing (whether or not vested) or any similar interest or any restrictions on the creation of any of the foregoing, and, in all cases, whether relating to any property or right or the income or profits therefrom.
(kk)    “Losses” means any losses, damages, claims, fees, fines, costs and expenses, interest, awards, settlements, Liabilities, recourses, judgments and penalties (including reasonable attorneys’ fees).
(ll)    “Net Working Capital” means (without duplication) the amount (expressed as a positive or negative number) equal to (i) the total current assets of the Acquired Companies on a combined basis, minus (ii) the total current liabilities of the Acquired Companies on a combined basis, in each case (A) excluding current and deferred Tax assets and current and deferred Tax liabilities, (B) adjusted for the relevant ownership of each Acquired Company by the Company, (C) measured as of the time immediately prior to the consummation of, and without giving effect to, the transactions contemplated hereby and (D) determined in accordance with the methodology used in the preparation of Schedule 9.2(3) of the Seller Disclosure Schedules, and otherwise in accordance with GAAP; provided that to the extent that there is any conflict between the provisions of this definition, the application of GAAP and Schedule 9.2(3) of the Seller Disclosure Schedules, the provisions of this definition shall control; provided, further, for the avoidance of doubt, that the GSF Matter shall in no event be taken into account in the calculation of Net Working Capital.
(mm)    “Non-Company Affiliate” means any Affiliate of Seller, except for any of the Acquired Companies.
(nn)    “Operating Contract” means any Contract (i) providing for the purchase, sale, supply, transportation, storage, parking, loaning, distribution, wheeling, facility or meter construction, unloading, delivery or balancing, or transmission of electric power, water, gas, coal, oil or other fuel, energy, capacity or ancillary services, (ii) interconnection Contracts, or (iii) any other Contract for the operation, management and/or maintenance of any assets of any of the Acquired Companies.
(oo)    “Organizational Documents” means, with respect to any corporation, its articles or certificate of incorporation, memorandum or articles of association and by-laws or documents of similar substance; with respect to any limited liability company, its articles or certificate of organization, formation or association and its operating agreement or limited liability company agreement or documents of similar substance; with respect to any limited partnership, its

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certificate of limited partnership and partnership agreement or documents of similar substance; and with respect to any other entity, documents of similar substance to any of the foregoing.
(pp)    “Parent” means Duke Energy Corporation, a Delaware corporation and an Affiliate of Seller.
(qq)    “Permits” means all permits, licenses, franchises, registrations, variances, authorizations, Consents, orders, certificates and approvals obtained from or otherwise made available by any Governmental Entity or pursuant to any Law.
(rr)    “Permitted Liens” means (i) any Liens for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings, (ii) Liens of warehousemen, mechanics and materialmen and other similar statutory Liens incurred in the ordinary course of business for amounts not yet due and payable or being contested by appropriate proceedings, (iii) any Liens that do not materially detract from the value or present use of any of the applicable property, rights or assets of the businesses or materially interfere with the use thereof as currently used, (iv) zoning, entitlement, conservation, restriction or other land use or environmental regulation by any Governmental Entity that do not materially impact the present use of the assets of the Acquired Companies, (v) any Lien arising under (A) the Organizational Documents of each Acquired Company or (B) any shareholders or similar agreement to which any Acquired Company is a party or by which it is bound, in each case a true and correct copy of which was provided to Purchaser prior to the date hereof.
(ss)    “Person” means any natural person, firm, partnership, association, corporation, company, joint venture, trust, business trust, Governmental Entity or other entity.
(tt)    “Post-Closing Payment” means an amount (positive or negative) equal to the Estimated Adjustment Amount minus the actual Adjustment Amount.
(uu)    “Post-Closing Tax Period” means any Tax period (or portion thereof) beginning after the Closing Date.
(vv)    “PRC Regulatory Approvals” means the approvals in the People’s Republic of China set forth on Schedule 4.4 of the Purchaser Disclosure Schedules.
(ww)    “Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.
(xx)    “Project Company” means each of the Persons set forth in Schedule 3.5(b) of the Seller Disclosure Schedules.

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(yy)    “Purchaser Disclosure Schedules” means the disclosure schedules delivered by Purchaser to Seller on the date of this Agreement.
(zz)    “Purchaser Guarantor” means China Three Gorges International Corporation, incorporated pursuant to the laws of the People’s Republic of China, headquartered at No. 1 Yuyuantan South Road, Haidian District, 100038, Beijing, China.
(aaa)    “Purchaser Material Adverse Effect” means any material adverse effect on the ability of Purchaser or Purchaser Guarantor to consummate the transactions contemplated by this Agreement or perform its obligations hereunder or under the Purchaser Guaranty, as the case may be.
(bbb)    “Real Property” means the Owned Real Property, the Leased Real Property and the Concession Real Property, if any.
(ccc)    “Release” means the release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, seeping, leaching or migrating of Hazardous Substances into or through the environment.
(ddd)    “Relevant Aggregate Interim Period Amount” means the aggregate amount set forth in Schedule 9.2(4) of the Seller Disclosure Schedules.
(eee)    “Relevant Interim Period Amount” means the individual amount set forth in Schedule 9.2(5) of the Seller Disclosure Schedules.
(fff)    “Relevant Material Contract Amount” means the amount set forth in Schedule 9.2(6) of the Seller Disclosure Schedules.
(ggg)    “Remedial Action” means all action to (i) clean up, remove, treat or remediate Hazardous Substances in the environment; (ii) restore or reclaim the environment or natural resources; (iii) mitigate a Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or the environment; or (iv) perform remedial investigations, feasibility studies, corrective actions, closures and postremedial or postclosure studies, investigations, operations, maintenance and monitoring on, about or in any real property.
(hhh)    “Required Statutory Approvals” means the Seller Required Statutory Approvals, Company Required Statutory Approvals and Purchaser Required Statutory Approvals, to the extent relating to filings, waivers, approvals, consents, authorizations and notices required to be made with, obtained from or provided to a Governmental Entity prior to the Closing.
(iii)    “Seller Disclosure Schedules” means the disclosure schedules delivered by Seller to Purchaser on the date of this Agreement.

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(jjj)    “Seller Material Adverse Effect” means any change or event that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Seller or Seller Guarantor to consummate the transactions contemplated by this Agreement or the Seller Guaranty or perform its obligations hereunder or under the Seller Guaranty, as the case may be.
(kkk)    “Seller Guarantor” means Duke Energy Corporation, a Delaware corporation.
(lll)    “Straddle Period” means any Tax period that begins on or before the Closing Date and ends after the Closing Date.
(mmm)    “Subsidiary” means, with respect to any Person (for the purposes of this definition, the “parent”), any other Person (other than a natural person), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by the parent or by one or more of its respective Subsidiaries or by the parent and any one or more of its respective Subsidiaries.
(nnn)    “Tax” or “Taxes” means any and all taxes, including any interest, penalties or other additions to tax, that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include all income taxes, profits taxes, payment or fee-in-lieu-of-taxes (and similar taxes) pursuant to any agreement with any Governmental Entity entered into, and as in effect, prior to the Closing, taxes on gains, alternative minimum taxes, estimated taxes, payroll taxes, employee withholding taxes, unemployment insurance taxes, social security taxes, welfare taxes, disability taxes, severance taxes, license charges, taxes on stock, sales taxes, harmonized sales taxes, use taxes, ad valorem taxes, value added taxes, excise taxes, goods and services taxes, franchise taxes, gross receipts taxes, occupation taxes, real or personal property taxes, land transfer taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation taxes, windfall taxes, net worth taxes and other taxes of the same or of a similar nature to any of the foregoing and shall include any liability for such amounts under applicable Law as a result of being a transferee or successor.
(ooo)    “Tax Returns” means all tax returns, declarations, statements, reports, schedules, forms and information returns and any amendments to any of the foregoing relating to Taxes.
(ppp)    “Taxing Authority” means the IRS and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes, including any national, federal, state and local Governmental Entity with such responsibility.

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(qqq)    “Total Indebtedness” means (without duplication) the amount (expressed as a positive number) equal to the sum of (i) all obligations for borrowed money of the Acquired Companies on a combined basis, (ii) any other obligations owed by an Acquired Company under any credit agreement or facility, or evidenced by any note, bond, debenture or other debt security or instrument made or issued by such Acquired Company, (iii) all obligations for the deferred purchase price of property or services with respect to which an Acquired Company is liable (but shall not include any purchase order commitments, any accounts payable, accruals for expenses and other similar obligations), (iv) all capitalized lease obligations of an Acquired Company to the extent classified as such in accordance with GAAP, (v) obligations under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate cap, swap or collar agreement or other similar agreement designed to protect against fluctuations in interest rates or other currency fluctuations or commodity hedging transactions, (vi) in the nature of a guaranty of any of the obligations described in clauses (i) through (v) above of another Person, and (vii) all interest, premium and prepayment penalties due and payable in respect of any of the foregoing, in each case (A) measured as of the time immediately prior to the consummation of, and without giving effect to, the transactions contemplated hereby (but only if and to the extent the foregoing are retained by the Acquired Companies immediately following the Closing), (B) determined in accordance with the methodology used in the preparation of Schedule 9.2(7) of the Seller Disclosure Schedules, and otherwise in accordance with GAAP, (C)  adjusted for the relevant ownership of each Acquired Company by the Company, and (D) excluding any items taken into account in the definition of Net Working Capital; provided that to the extent that there is any conflict between the provisions of this definition, the application of GAAP and Schedule 9.2(7) of the Seller Disclosure Schedules, the provisions of this definition shall control; provided, further, and notwithstanding anything to the contrary in this Agreement, the regulatory charge liability from the Concession Agreement – Reserva Global de Reversão (RGR) shall be deemed as part of the Total Indebtedness of the Acquired Companies for purposes of calculating Total Indebtedness as of the Deemed Closing Time and not, for the avoidance of doubt, for purposes of the June Total Indebtedness. The categories of indebtedness set forth in clauses (i) through (vii) above are referred to as “Indebtedness” in this Agreement.
(rrr)    “Transfer Taxes” means any and all transfer Taxes (excluding Taxes measured in whole or in part by net income), including sales, use, excise, goods and services, stock, conveyance, gross receipts, registration, business and occupation, securities transactions, real estate, land transfer, stamp, documentary, notarial, filing, recording, permit, license, authorization and similar Taxes.
(sss)    “Virtual Data Room” means the virtual data room containing documents and information relating to, among other things, the Acquired Companies and their respective businesses and the Company Shares, made available by the Company in electronic form to Purchaser.

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(ttt)    “Willful Breach” means a breach or failure to perform that is a consequence of an act or a failure to act by a party with the actual knowledge that the taking of such act or failure to act would, or both, result in a breach of this Agreement.
9.3    Interpretation. In this Agreement, unless otherwise specified, the following rules of interpretation apply:
(a)    references to Sections, Schedules, Annexes, Exhibits and Parties are references to sections or sub-sections, schedules, annexes and exhibits of, and parties to, this Agreement;
(b)    the section and other headings contained in this Agreement are for reference purposes only and do not affect the meaning or interpretation of this Agreement;
(c)    words importing the singular include the plural and vice versa;
(d)    references to the word “including” do not imply any limitation;
(e)    the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
(f)    references to “$” or “dollars” refer to United States dollars; and
(g)    the term “material” when used with respect to the Company, means material to the Acquired Companies, taken as a whole, and when used with respect to Purchaser means material to Purchaser and its Subsidiaries, taken as a whole.
ARTICLE X

GENERAL PROVISIONS
10.1    Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including electronic facsimile transmission) and shall be given by delivery in person, by an internationally recognized overnight courier service, by facsimile or certified mail (postage prepaid, return receipt requested) or by email, receipt confirmed via reply of the intended recipient (other than an automatically generated response or confirmation) (with a confirmation copy to be given by delivery in person or internationally recognized courier service or certified mail) to such Party at the following addresses (or at such other address or electronic facsimile number for a Party as shall be specified in a notice given in accordance with this Section 10.1):

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(a)    if to Purchaser or, after the Closing, to the Company, to:
China Three Gorges (Luxembourg) Energy S.a.r.l.
40, Avenue Monterey
L-2163 Luxembourg
Attention: Yinsheng Li
Email: li_yinsheng@ctgpc.com.cn

with a copy to:
White & Case LLP
1155 Avenue of the Americas
New York, New York, 10036
Attention:    Oliver Brahmst
Facsimile No.:    (212) 354-8113
Email: obrahmst@whitecase.com
and
White & Case LLP
Av. Brig. Faria Lima
2.277 - 4th Floor
São Paulo
01452-000
Attention:    John Anderson
Facsimile No.:    +55 11 3147 5611
Email: janderson@whitecase.com
(b)    if to Seller or, after the Closing, to the Company, to:
Duke Energy International Group S.a.r.l. OR Duke Energy
International Brazil Holdings S.a.r.l.
c/o Duke Energy Corporation
550 South Tryon Street, DEC-45A
Attention:    Greer Mendelow, Deputy General Counsel
Facsimile No.: 980-373-9962
Email: Greer.Mendelow@duke-energy.com
with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005
Attention:    Pankaj K. Sinha, Esq.
Facsimile No.:    202-661-8238

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Email: Pankaj.Sinha@skadden.com
All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and if such day is a Business Day. Otherwise, any such notice, request or other communication shall be deemed not to have been received until the next succeeding Business Day.
10.2    Amendments and Waivers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. No failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof, preclude any other or further exercise thereof or the exercise of any other right.
10.3    Assignment; Binding Effect. Except as contemplated by the Restructuring Transactions, this Agreement may not be assigned by a Party by operation of Law or otherwise without the express written consent of the other Party, and any attempt to assign this Agreement without such consent shall be void and of no effect.  Notwithstanding the foregoing, (a) Purchaser may assign this Agreement or its rights and obligations under this Agreement, in whole or in part, to one or more Affiliates or one or more of its designees or co-investors (including the right to acquire and receive any portion or all of the Company Shares directly from Seller at Closing, as directed by Purchaser); provided, however, that no such assignment shall relieve Purchaser of any of its obligations hereunder, and (b) Purchaser or any such Affiliate or designee or co-investor may collaterally assign its rights hereunder to its financing sources and lenders.  Notwithstanding the foregoing, if such an assignment occurs, Purchaser shall notify Seller in writing thereof and Seller acknowledges and agrees that Purchaser shall have the sole right to exercise any and all rights of any such assignee under or in connection with this Agreement, including, without limitation, (i) any consent to any amendment, supplement or modification of this Agreement, (ii) the granting of any waivers or consents, (iii) the determination of whether all of the conditions precedent to the obligations of Purchaser to consummate the transactions contemplated by this Agreement have been satisfied (or whether any unsatisfied condition precedent shall be waived such that Purchaser shall be obligated to consummate the transactions contemplated by this Agreement) and (iv) whether to terminate this Agreement in any circumstance in which Purchaser is entitled to terminate this Agreement pursuant to its terms.  In addition, notwithstanding the foregoing, Seller may conclusively rely upon, without independent verification or investigation, all decisions made by and all actions taken or omitted to be taken by Purchaser on behalf of any assignee pursuant to or under this Agreement, whether or not Purchaser assigns any of its rights or obligations hereunder to one or more of its Affiliates or designees or co-investors.  Subject to the preceding sentences,

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this Agreement shall be binding upon, and shall inure to the benefit of, the Parties and their respective successors and assigns (including, for the avoidance of doubt, successor(s) or assign(s) of Seller as a result of the Restructuring Transactions).
10.4    Governing Law; Jurisdiction; Waiver of Jury Trial.
(a)    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to the conflict of laws rules thereof.
(b)    All actions or proceedings arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement shall be heard and determined exclusively in any federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such action or proceeding, such action or proceeding shall be heard and determined exclusively in any state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the Parties hereby (i) irrevocably submit to the exclusive jurisdiction of any federal or New York state court sitting in the Borough of Manhattan of The City of New York for the purpose of any action or proceeding arising out of or relating to this Agreement brought by any Party, (ii) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action or proceeding is brought in an inconvenient forum, that the venue of the action or proceeding is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts and (iii) irrevocably consent to and grant any such court exclusive jurisdiction over the Person of such Parties and over the subject matter of such action or proceeding and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.1 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof.
(c)    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH (i) THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR (ii) ANY FINANCING WHETHER NOW EXISTING OR HEREAFTER PROVIDED OR COMMITTED TO BE PROVIDED. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN

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INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.4(c).
10.5    Specific Performance. The Parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies, each Party shall be entitled to seek to enforce specifically the terms and provisions of this Agreement or to seek an injunction restraining any breach or violation or threatened breach or violation of any of the provisions of this Agreement without the necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at Law.
10.6    Waiver.
(a)    It is acknowledged by the Parties that Seller and the Company have used or retained the counsel set forth in Schedule 10.6 of the Seller Disclosure Schedules to act as their counsel in connection with the transactions contemplated by this Agreement (“Seller Counsels”) and that Seller Counsels have not acted as counsel for any other Person in connection with the transactions contemplated by this Agreement for conflict of interest or any other purposes. Purchaser agrees that any attorney-client privilege and the expectation of client confidence attaching as a result of Seller Counsels’ representation of Seller and the Company related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, including all communications among Seller Counsels and Seller, the Acquired Companies and/or their respective Affiliates in preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, shall survive the Closing and shall remain in effect. Furthermore, effective as of the Closing, (i) all communications (and materials relating thereto) between the Acquired Companies, on the one hand, and Seller Counsels or any other legal counsel or financial advisor, on the other hand, related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement are hereby assigned and transferred to Seller, (ii) the Acquired Companies hereby release all of their rights and interests to and in such communications and related materials and (iii) the Acquired Companies hereby release any right to assert or waive any privilege related to the communications referenced in this Section 10.6; except, in each case, with respect to or in connection with any request by Governmental Entities, provided that Purchaser shall have used commercially reasonable efforts to resist such request.
(b)    Purchaser agrees that, notwithstanding any current or prior representation of the Acquired Companies by Seller Counsels, Seller Counsels shall be allowed to

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represent Seller or any of its Affiliates in any matters and disputes adverse to Purchaser and/or the Acquired Companies that either is existing on the date hereof or arises in the future and relates to this Agreement and the transactions contemplated hereby; and Purchaser and the Acquired Companies hereby waive any conflicts or claim of privilege that may arise in connection with such representation. Further, Purchaser agrees that, in the event that a dispute arises after the Closing between Purchaser or the Company and Seller or any of its Affiliates, Seller Counsels may represent Seller or its Affiliate in such dispute even though the interests of Seller or its Affiliate may be directly adverse to Purchaser or the Acquired Companies and even though Seller Counsels may have represented the Acquired Companies in a matter substantially related to such dispute.
(c)    Purchaser acknowledges that any advice given to or communication with Seller or any of its Affiliates (other than the Acquired Companies) by Seller Counsels shall not be subject to any joint privilege and shall be owned solely by Seller or its Affiliates; except, in each case, with respect to or in connection with any request by Governmental Entities, provided that Purchaser shall have used commercially reasonable efforts to resist such request. Purchaser hereby acknowledges that it has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Seller Counsels.
10.7    Entire Agreement; Severability.
(a)    This Agreement, the Disclosure Schedules, the Seller Guaranty, the Purchaser Guaranty and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof and thereof.
(b)    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all of the other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order for the transactions contemplated by this Agreement to be consummated as originally contemplated to the greatest extent possible.

10.8    Disclosure Schedules. There may be included in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules (collectively, the “Disclosure Schedules”) items and information, the disclosure of which is not required either in response to an express disclosure

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requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article II, Article III or Article IV or to one or more covenants contained in Article V. Inclusion of any items or information in the Disclosure Schedules shall not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or constitutes a Company Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement. The Disclosure Schedules set forth items of disclosure with specific reference to the particular Section and/or subsection of this Agreement to which the items or information in such Disclosure Schedules relates; provided, however, that any information set forth in one section or subsection pertaining to the representations, warranties and covenants of the Seller Disclosure Schedules or the Purchaser Disclosure Schedules, as the case may be, shall be deemed to apply to each other section or subsection thereof pertaining to representations, warranties and covenants to the extent that it is reasonably apparent on its face that it is relevant to such other sections or subsections of the Seller Disclosure Schedules or the Purchaser Disclosure Schedules, as the case may be. Any action taken by Seller or an Acquired Company in compliance with the covenants set forth in Sections 5.1(a)(ii) through (xvi) (including if the actions set forth in Sections 5.1(a)(ii) through (xvi) are taken with Purchaser’s prior written consent) shall be deemed to automatically update the relevant sections of the Seller Disclosure Schedules (corresponding to ARTICLE II and ARTICLE III hereof) for all purposes under this Agreement.
10.9    No Third Party Beneficiaries. Except as provided in Section 5.7, this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person other than Seller, Purchaser and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
10.10    Expenses. Except as otherwise set forth in this Agreement, all costs and expenses (including fees and expenses of counsel and financial advisors) incurred in connection with this Agreement or the transactions contemplated hereby shall be paid by the Party incurring such costs or expenses, whether or not the Closing shall have occurred, except that costs incurred by the Acquired Companies in connection with all filing and court fees shall be shared one-half by Seller and one-half by Purchaser.
10.11    Currency. All amounts payable to or by any Party under this Agreement shall be paid in United States dollars, unless otherwise expressly specified. All amounts set forth in this Agreement are denominated in United States dollars unless otherwise expressly specified. In the event any conversion between United States dollars and another currency is required in connection with this Agreement for any reason, other than as otherwise specified in this Agreement or the Seller Disclosure Schedules, such conversion shall be based on the average of the exchange rates for such

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conversion published in The Wall Street Journal on each of the five (5) Business Days preceding October 8, 2016 or such other day on which this Agreement or the Disclosure Schedules specify such conversion is to be calculated (provided that it is acknowledged that the Seller Disclosure Schedules were prepared based on the average of the exchange rates for such conversion published in The Wall Street Journal on each of the five (5) Business Days preceding March 31, 2016). If The Wall Street Journal is not published on the Business Day in question, then the exchange rate published in The New York Times on such Business Day shall be used or, if neither The Wall Street Journal nor The New York Times is published on such Business Day, then the exchange rate quoted on such Business Day, or quoted on the nearest Business Day preceding such Business Day, by Citibank, N.A. (or its successor) in New York City, New York, shall be used.
10.12    Sovereign Immunity Waiver. Purchaser acknowledges and agrees that the transactions contemplated by the provisions of this Agreement are commercial in nature rather than governmental or public, and acknowledges and agrees that it is not entitled to any right of immunity on the grounds of sovereignty or otherwise with respect to such activities or in any legal action or proceeding arising out of or relating to this Agreement in respect of itself or its properties and revenues. Purchaser expressly and irrevocably waives any right of immunity which may now or hereafter exist (including any immunity from any legal process, from the jurisdiction of any court or from any attachment prior to judgment, attachment in aid of execution, execution or otherwise), and agrees not to assert, and to ensure that no person asserts on its behalf, any such right or claim in any such action or proceeding, whether in the United States of America or otherwise.
10.13    Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. The facsimile or other electronic transmission of any signed original counterpart of this Agreement shall be deemed to be the delivery of an original counterpart of this Agreement.
10.14    Acknowledgment. The Company hereby acknowledges the sale and purchase of the Company Shares under the terms and conditions of this Agreement for the purposes of article 190 of the Luxembourg law on commercial companies dated 10 August 1915, as amended, and of article 1690 of the Luxembourg civil code.
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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

DUKE ENERGY INTERNATIONAL GROUP S.À R.L.

By:	/s/ Armando De Azevedo Henriques
	Name:	Armando De Azevedo Henriques
	Title:	Category A Manager

By:	/s/ Xavier De Cillia
	Name:	Xavier De Cillia
	Title:	Category B Manager

DUKE ENERGY INTERNATIONAL BRAZIL HOLDINGS S.À.R.L.

By:	/s/ Armando De Azevedo Henriques
	Name:	Armando De Azevedo Henriques
	Title:	Category A Manager

By:	/s/ Xavier De Cillia
	Name:	Xavier De Cillia
	Title:	Category B Manager

CHINA THREE GORGES (LUXEMBOURG) ENERGY S.A.R.L.

By:	/s/ Li Yinsheng
	Name:	Li Yinsheng
	Title:	Proxy Holder of Manager Class B

[Signature Page to Purchase and Sale Agreement]

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